FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1

Banco Santander, S.A. and Companies composing Santander Group – Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2017.

This Form 6-K is incorporated by reference into Banco Santander, S.A.’s Registration Statements on Form F-3 (File No. 333-207389) (File No. 333-217116)  filed with the Securities and Exchange Commission.

Banco Santander, S.A. and Companies composing Santander Group

Interim Condensed Consolidated

Financial Statements for the nine-month

period ended September 30, 2017

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Millions of euros)

ASSETS	Note	09/30/2017	12/31/2016 (*)

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		122,055	76,454

FINANCIAL ASSETS HELD FOR TRADING	5	126,649	148,187

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	38,159	31,609

FINANCIAL ASSETS AVAILABLE-FOR-SALE	5	139,461	116,774

LOANS AND RECEIVABLES	5	903,851	840,004

INVESTMENTS HELD-TO-MATURITY	5	13,553	14,468

HEDGING DERIVATES		8,487	10,377

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF
INTEREST RATE RISK		1,302	1,481

INVESTMENTS		6,832	4,836
Joint ventures		2,525	1,594
Associated companies		4,307	3,242

REINSURANCE ASSETS		350	331

TANGIBLE ASSETS	7	22,708	23,286
Property, plant and equipment		20,550	20,770
For own-use		8,217	7,860
Leased out under an operating lease		12,333	12,910
Investment property		2,158	2,516
Of which: Leased out under an operating lease		1,318	1,567

INTANGIBLE ASSETS	8	28,538	29,421
Goodwill		25,855	26,724
Other intangible assets		2,683	2,697

TAX ASSETS		29,800	27,678
Current tax assets		5,959	6,414
Deferred tax assets		23,841	21,264

OTHER ASSETS		10,847	8,447
Insurance contracts linked to pensions		417	269
Inventories		2,181	1,116
Other		8,249	7,062

NON-CURRENT ASSETS HELD FOR SALE	6	15.438	5,772

TOTAL ASSETS		1,468,030	1,339,125

(*)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at September 30, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Millions of euros)

LIABILITIES	Note	09/30/2017	12/31/2016 (*)

FINANCIAL LIABILITIES HELD FOR TRADING	9	110,023	108,765

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	55,049	40,263

FINANCIAL LIABILITIES AT AMORTISED COST	9	1,147,403	1,044,240

HEDGING DERIVATES		7,595	8,156

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		313	448

LIABILITIES UNDER INSURANCE CONTRACT		1,673	652

PROVISIONS		15,837	14,459
Pensions and other post-retirement obligations	10	6,767	6,576
Other long term employee benefits	10	1,396	1,712
Taxes and other legal contingencies	10	3,782	2,994
Contingent liabilities and commitments		583	459
Other provisions	10	3,309	2,718

TAX LIABILITIES		8,948	8,373
Current tax liabilities		2,831	2,679
Deferred tax liabilities		6,117	5,694

OTHER LIABILITIES		12,461	11,070

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		4	—

TOTAL LIABILITIES		1,359,306	1,236,426

SHAREHOLDERS´ EQUITY		115,723	105,977

CAPITAL	11	8,020	7,291
Called up paid capital		8,020	7,291
Unpaid capital which has been called up		—	—
SHARE PREMIUM		51,110	44,912
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		—	—
Equity component of compound financial instruments		—	—
Other equity instruments		—	—
OTHER EQUITY		208	240
ACCUMULATED RETAINED EARNING		53,549	49,953
REVALUATION RESERVES		—	-
OTHER RESERVES		(1,215)	(949)
(-) OWN SHARES		(64)	(7)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		5,077	6,204
(-) INTERIM DIVIDENS	3	(962)	(1,667)

OTHER COMPREHENSIVE INCOME		(19,823)	(15,039)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS		(3,843)	(3,933)
Actuarial gains or (-) losses on defined benefit pension plans	11	(3,841)	(3,931)
Non-current assets classified as held for sale		—	—
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		(2)	(2)
Other valuation adjustments		—	—

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		(15,980)	(11,106)
Hedge of net investments in foreign operations (Effective portion)	11	(4,689)	(4,925)
Exchange differences	11	(13,524)	(8,070)
Hedging derivatives. Cash flow hedges (Effective portion)		193	469
Financial assets available-for-sale	11	2,243	1,571
Debt instruments		1,257	423
Equity instruments		986	1,148
Non-current assets classified as held for sale		—	-
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		(203)	(151)

NON-CONTROLLING INTEREST		12,824	11,761
Other comprehensive income		(1,250)	(853)
Other items		14,074	12,614

EQUITY		108.724	102,699
TOTAL EQUITY AND LIABILITIES		1.468.030	1,339,125
MEMORANDUM ITEMS	14
CONTINGENT LIABILITIES		49,143	44,434
CONTINGENT COMMITMENTS		244,019	231,962

(*)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at September 30, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Millions of reais)

ASSETS	Note	09/30/2017	12/31/2016 (*)

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		459,355	262,275

FINANCIAL ASSETS HELD FOR TRADING	5	476,650	508,355

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	143,615	108,434

FINANCIAL ASSETS AVAILABLE-FOR-SALE	5	524,862	400,593

LOANS AND RECEIVABLES	5	3,401,643	2,881,632

INVESTMENTS HELD-TO-MATURITY	5	51,007	49,634

HEDGING DERIVATES		31,942	35,599

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF
INTEREST RATE RISK		4,902	5,080

INVESTMENTS		25,713	16,591
Joint ventures		9,504	5,468
Associated companies		16,209	11,123

REINSURANCE ASSETS		1,319	1,135

TANGIBLE ASSETS	7	85,460	79,882
Property, plant and equipment		77,340	71,252
For own-use		30,923	26,963
Leased out under an operating lease		46,417	44,289
Investment property		8,120	8,630
Of which: Leased out under an operating lease		4,959	5,374

INTANGIBLE ASSETS	8	107,402	100,926
Goodwill		97,303	91,675
Other intangible assets		10,099	9,251

TAX ASSETS		112,157	94,950
Current tax assets		22,430	22,005
Deferred tax assets		89,727	72,945

OTHER ASSETS		40,903	28,970
Insurance contracts linked to pensions		1,568	922
Inventories		8,208	3,827
Other		31,127	24,221

NON-CURRENT ASSETS HELD FOR SALE	6	58,102	19,801

TOTAL ASSETS		5,525,032	4,593,857

(*)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at September 30, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

(Millions of reais)

LIABILITIES	Note	09/30/2017	12/31/2016 (*)

FINANCIAL LIABILITIES HELD FOR TRADING	9	414,077	373,117

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	207,175	138,124

FINANCIAL LIABILITIES AT AMORTISED COST	9	4,318,249	3,582,266

HEDGING DERIVATES		28,583	27,979

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,176	1,536

LIABILITIES UNDER INSURANCE CONTRACT		6,298	2,237

PROVISIONS		59.606	49,600
Pensions and other post-retirement obligations	10	25.468	22,559
Other long term employee benefits	10	5.254	5,872
Taxes and other legal contingencies	10	14.234	10,270
Contingent liabilities and commitments		2.194	1,576
Other provisions	10	12.456	9,323

TAX LIABILITIES		33.678	28,722
Current tax liabilities		10.656	9,189
Deferred tax liabilities		23.022	19,533

OTHER LIABILITIES		46,911	37,973

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		13	—

TOTAL LIABILITIES		5,115,766	4,241,554

SHAREHOLDERS´ EQUITY		308,349	272,580

CAPITAL	11	21,011	18,277
Called up paid capital		21,011	18,277
Unpaid capital which has been called up		—	—
SHARE PREMIUM		130,025	106,783
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		—	—
Equity component of compound financial instruments		—	—
Other equity instruments		—	—
OTHER EQUITY		607	630
ACCUMULATED RETAINED EARNING		145,756	131,976
REVALUATION RESERVES		—	—
OTHER RESERVES		(3,314)	(2,446)
(-) OWN SHARES		(240)	(23)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		17,897	23,767
(-) INTERIM DIVIDENS	3	(3,393)	(6,384)

OTHER COMPREHENSIVE INCOME		52,654	39,378

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS		(14,464)	(13,494)
Actuarial gains or (-) losses on defined benefit pension plans	11	(14,457)	(13,486)
Non-current assets classified as held for sale		—	-
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		(7)	(8)
Other valuation adjustments		—	—

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS		67,118	52,872
Hedge of net investments in foreign operations (Effective portion)	11	(17,646)	(16,895)
Exchange differences	11	76,361	63,288
Hedging derivatives. Cash flow hedges (Effective portion)		725	1,609
Financial assets available-for-sale	11	8,441	5,387
Debt instruments		4,731	1,449
Equity instruments		3,710	3,938
Non-current assets classified as held for sale		—	—
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		(763)	(517)

NON-CONTROLLING INTEREST		48,263	40,345
Other comprehensive income		9,615	7,026
Other items		38,648	33,319

EQUITY		409,266	352,303
TOTAL EQUITY AND LIABILITIES		5,525,032	4,593,857
MEMORANDUM ITEMS	14
CONTINGENT LIABILITIES		184,951	152,432
CONTINGENT COMMITMENTS		918,364	795,746

(*)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at September 30, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Millions of euros)

		(Debit) Credit
	Note	07/01/2017 to 09/30/2017	07/01/2016 to 09/30/2016 (*)	01/01/2017 to 09/30/2017	01/01/2016 to 09/30/2016 (*)
Interest income		13,856	14,016	42,488	41,048
Interest expense		(5,175)	(6,217)	(16,799)	(18,055)
Net interest income		8,681	7,799	25,689	22,993
Dividend income		30	36	309	289
Share of results of entities accounted for using the equity method		187	119	480	314
Commission income		3,614	3,282	10,875	9,557
Commission expense		(726)	(685)	(2,227)	(2,014)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		77	72	353	806
Gain or losses on financial assets and liabilities held for trading, net		(19)	764	1,036	1,517
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		(38)	11	(85)	433
Gain or losses from hedge accounting, net		(27)	(6)	(35)	8
Exchange differences, net		429	(401)	13	(1,073)
Other operating income		381	559	1,188	1,709
Other operating expenses		(371)	(481)	(1,315)	(1,641)
Income from assets under insurance and reinsurance contracts		491	396	1,869	1,420
Expenses from liabilities under insurance and reinsurance contracts		(459)	(384)	(1,820)	(1,372)
Gross income		12,250	11,081	36,330	32,946
Administrative expenses		(5,162)	(4,692)	(15,059)	(13,896)
Staff costs		(3,001)	(2,726)	(8,856)	(8,121)
Other general administrative expenses		(2,161)	(1,966)	(6,203)	(5,775)
Depreciation and amortization cost		(605)	(557)	(1,899)	(1,738)
Provisions or reversal of provisions, net		(1,245)	(357)	(2,622)	(1,927)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net		(2,260)	(2,507)	(6,973)	(7,154)
Financial assets measured at cost		—	(1)	(7)	(3)
Financial assets available-for-sale		(3)	16	(3)	16
Loans and receivables	5	(2,257)	(2,522)	(6,963)	(7,167)
Held-to-maturity investments		—	—	—	—
Profit from operations		2,978	2,968	9,777	8,231
Impairment of investments in subsidiaries, joint ventures and associates, net		—	—	—	(8)
Impairment on non-financial assets, net		(44)	(7)	(141)	(37)
Tangible assets		(16)	(8)	(44)	(26)
Intangible assets		(1)	—	(41)	—
Others		(27)	1	(56)	(11)
Gain or losses on non financial assets and investments, net		45	(18)	71	9
Negative goodwill recognized in results		—	22	—	22
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(68)	(24)	(211)	(64)
Profit or loss before tax from continuing operations		2,911	2,941	9,496	8,153
Tax expense or income from continuing operations		(1,078)	(905)	(3,332)	(2,547)
Profit for the period from continuing operations		1,833	2,036	6,164	5,606
Profit or loss after tax from discontinued operations		—	—	—	—
Profit for the period		1,833	2,036	6,164	5,606
Profit attributable to non-controlling interests		372	341	1,087	1,000
Profit attributable to the parent		1,461	1,695	5,077	4,606
Earnings per share:	3
Basic		0.08	0.11	0.32	0.30
Diluted		0.08	0.11	0.32	0.30

(*)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the nine-month period ended September 30, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Millions of reais)

		(Debit) Credit
	Note	07/01/2017 to 09/30/2017	07/01/2016 to 09/30/2016 (*)	01/01/2017 to 09/30/2017	01/01/2016 to 09/30/2016 (*)
Interest income		51,394	50,186	149,771	161,515
Interest expense		(19,279)	(22,291)	(59,218)	(71,045)
Net interest income		32,115	27,895	90,553	90,470
Dividend income		133	98	1,090	1,138
Share of results of entities accounted for using the equity method		687	433	1,693	1,237
Commission income		13,389	11,760	38,336	37,605
Commission expense		(2,695)	(2,451)	(7,851)	(7,926)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		297	148	1,244	3,172
Gain or losses on financial assets and liabilities held for trading, net		29	2,865	3,652	5,967
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		(138)	(32)	(300)	1,705
Gain or losses from hedge accounting, net		(95)	(26)	(123)	30
Exchange differences, net		1,473	(1,454)	45	(4,223)
Other operating income		1,416	1,986	4,188	6,724
Other operating expenses		(1,393)	(1,679)	(4,636)	(6,456)
Income from assets under insurance and reinsurance contracts		1,853	1,368	6,589	5,586
Expenses from liabilities under insurance and reinsurance contracts		(1,739)	(1,328)	(6,417)	(5,397)
Gross income		45,332	39,583	128,063	129,632
Administrative expenses		(19,074)	(16,772)	(53,081)	(54,677)
Staff costs		(11,098)	(9,737)	(31,217)	(31,955)
Other general administrative expenses		(7,976)	(7,035)	(21,864)	(22,722)
Depreciation and amortization cost		(2,249)	(1,977)	(6,694)	(6,840)
Provisions or reversal of provisions, net		(4,513)	(1,113)	(9,244)	(7,580)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net		(8,386)	(9,012)	(24,581)	(28,151)
Financial assets measured at cost		—	(3)	(26)	(12)
Financial assets available-for-sale		(10)	63	(9)	62
Loans and receivables	5	(8,376)	(9,072)	(24,546)	(28,201)
Held-to-maturity investments		—	—	—	—
Profit from operations		11,110	10,709	34,463	32,384
Impairment of investments in subsidiaries, joint ventures and associates, net		2	2	2	(32)
Impairment on non-financial assets, net		(165)	(25)	(499)	(149)
Tangible assets		(58)	(31)	(154)	(104)
Intangible assets		(8)	—	(146)	—
Others		(99)	6	(199)	(45)
Gain or losses on non financial assets and investments, net		155	(76)	249	41
Negative goodwill recognized in results		(2)	86	(2)	86
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(254)	(84)	(744)	(251)
Profit or loss before tax from continuing operations		10,846	10,612	33,469	32,079
Tax expense or income from continuing operations		(4,002)	(3,257)	(11,746)	(10,021)
Profit for the period from continuing operations		6,844	7,355	21,723	22,058
Profit or loss after tax from discontinued operations		—	(1)	—	—
Profit for the period		6,844	7,354	21,723	22,058
Profit attributable to non-controlling interests		1,371	1,219	3,826	3,933
Profit attributable to the parent		5,473	6,135	17,897	18,125
Earnings per share:	3
Basic		0.32	0.40	1.11	1.17
Diluted		0.32	0.40	1.11	1.17

(*)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the nine-month period ended September 30, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Millions of euros)

	Note	07/01/2017 to 09/30/2017	07/01/2016 to 09/30/2016 (*)	01/01/2017 to 09/30/2017	01/01/2016 to 09/30/2016(*)

CONSOLIDATED PROFIT FOR THE PERIOD		1,833	2,036	6,164	5,606

OTHER RECOGNISED INCOME AND EXPENSE		(1,163)	(1,336)	(5,181)	(1,803)
Items that will not be reclassified to profit or loss		28	(187)	102	(696)
Actuarial gains and losses on defined benefit pension plans	11	33	(221)	68	(950)
Non-current assets held for sale		—	—	—	—
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		—	—	—	—
Other valuation adjustments		—	—	—	—
Income tax relating to items that will not be reclassified to profit or loss		(5)	34	34	254
Items that may be reclassified to profit or loss		(1,191)	(1,149)	(5,283)	(1,107)
Hedges of net investments in foreign operations (Effective portion)	11	(74)	67	236	(332)
Revaluation gains (losses)		(74)	67	236	(333)
Amounts transferred to income statement		—	—	—	1
Other reclassifications		—	—	—	—
Exchanges differences	11	(1,304)	(1,429)	(5,930)	(2,107)
Revaluation gains (losses)		(1,304)	(1,429)	(5,930)	(2,101)
Amounts transferred to income statement		—	—	—	(6)
Other reclassifications		—	—	—	—
Cash flow hedges (Effective portion)		(87)	(17)	(408)	850
Revaluation gains (losses)		207	968	560	6,037
Amounts transferred to income statement		(294)	(985)	(968)	(5,187)
Transferred to initial carrying amount of hedged items		—	—	—	—
Other reclassifications		—	—	—	—
Financial assets available-for-sale	11	390	388	1,121	1,271
Revaluation gains (losses)		487	472	1,528	2,103
Amounts transferred to income statement		(97)	(84)	(407)	(832)
Other reclassifications		—	—	—	—
Non-current assets held for sale		—	—	—	—
Revaluation gains (losses)		—	—	—	—
Amounts transferred to income statement		—	—	—	—
Other reclassifications		—	—	—	—
Share of other recognized income and expense of investments		(10)	(5)	(52)	44
Income tax relating to items that may be reclassified to profit or loss		(106)	(153)	(250)	(833)
Total recognized income and expenses		670	700	983	3,803
Attributable to non-controlling interests		235	304	690	1,161
Attributable to the parent		435	396	293	2,642

(*)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognized income and expense for the nine-month period ended September 30, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Millions of reais)

	Note	07/01/2017 to 09/30/2017	07/01/2016 to 09/30/2016 (*)	01/01/2017 to 09/30/2017	01/01/2016 to 09/30/2016(*)

CONSOLIDATED PROFIT FOR THE PERIOD		6,844	7,354	21,723	22,058

OTHER RECOGNISED INCOME AND EXPENSE		(3,733)	(1,330)	15,865	(76,189)
Items that will not be reclassified to profit or loss		106	(643)	360	(2,736)
Actuarial gains and losses on defined benefit pension plans	11	120	(739)	240	(3,739)
Non-current assets held for sale		—	—	—	—
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		—	—	—	2
Other valuation adjustments		—	—	—	—
Income tax relating to items that will not be reclassified to profit or loss		(14)	96	120	1,001
Items that may be reclassified to profit or loss		(3,839)	(687)	15,505	(73,453)
Hedges of net investments in foreign operations (Effective portion)	11	(233)	339	832	(1,303)
Revaluation gains (losses)		(233)	339	832	(1,309)
Amounts transferred to income statement		—	—	—	6
Other reclassifications		—	—	—	—
Exchanges differences	11	(4,286)	(1,659)	13,223	(77,390)
Revaluation gains (losses)		(4,286)	(1,660)	13,223	(77,366)
Amounts transferred to income statement		—	1	—	(24)
Other reclassifications		—	—	—	—
Cash flow hedges (Effective portion)		(335)	(227)	(1,438)	3,344
Revaluation gains (losses)		761	2,880	1,974	23,755
Amounts transferred to income statement		(1,096)	(3,107)	(3,412)	(20,411)
Transferred to initial carrying amount of hedged items		—	—	—	—
Other reclassifications		—	—	—	—
Financial assets available-for-sale	11	1,440	1,367	3,952	5,003
Revaluation gains (losses)		1,810	1,559	5,386	8,276
Amounts transferred to income statement		(370)	(192)	(1,435)	(3,273)
Other reclassifications		—	—	—	—
Non-current assets held for sale		—	—	—	—
Revaluation gains (losses)		—	—	—	—
Amounts transferred to income statement		—	—	—	—
Other reclassifications		—	—	—	—
Share of other recognized income and expense of investments		(39)	(29)	(183)	172
Income tax relating to items that may be reclassified to profit or loss		(386)	(478)	(881)	(3,279)
Total recognized income and expenses		3,111	6,024	37,588	(54,131)
Attributable to non-controlling interests		940	1,389	6,415	(3,534)
Attributable to the parent		2,171	4,635	31,173	(50,597)

(*)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognized income and expense for the nine-month period ended September 30, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Millions of euros)

									Profit			Non-Controlling interest
	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Other elements	Total
Balance as at 12/31/2016 (*)	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted balance as at 12/31/2016 (*)	7,291	44,912	—	240	49,953	—	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Total recognized income and expense	—	—	—	—	—	—	—	—	5,077	—	(4,784)	(397)	1,087	983
Other changes in equity	729	6,198	—	(32)	3,596	—	(266)	(57)	(6,204)	705	—	—	373	5,042
Issuance of ordinary shares	729	6,198	—	—	—	—	(3)	—	—	—	—	—	531	7,455
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	592	592
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(10)	(10)
Dividends	—	—	—	—	(802)	—	—	—	—	(962)	—	—	(441)	(2,205)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,148)	—	—	—	—	—	(1,148)
Disposal of equity instruments	—	—	—	—	—	—	25	1,091	—	—	—	—	—	1,116
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,398	—	139	—	(6,204)	1,667	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(19)	(19)
Share-based payment	—	—	—	(69)	—	—	—	—	—	—	—	—	24	(45)
Others increases or (-) decreases of the equity	—	—	—	37	—	—	(427)	—	—	—	—	—	(304)	(694)
Balance at 09/30/2017 (*)	8,020	51,110	—	208	53,549	—	(1,215)	(64)	5,077	(962)	(19,823)	(1,250)	14,074	108,724

(*)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended September 30, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016
(Millions of reais)

									Profit			Non-Controlling interest
	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Other elements	Total
Balance as at 12/31/2016 (*)	18,277	106,783	—	630	131,976	—	(2,446)	(23)	23,767	(6,384)	39,378	7,026	33,319	352,303
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted balance as at 12/31/2016 (*)	18,277	106,783	—	630	131,976	—	(2,446)	(23)	23,767	(6,384)	39,378	7,026	33,319	352,303
Total recognized income and expense	—	—	—	—	—	—	—	—	17,897	—	13,276	2,589	3,826	37,588
Other changes in equity	2,734	23,242	—	(23)	13,780	—	(868)	(217)	(23,767)	2,991	—	—	1,503	19,375
Issuance of ordinary shares	2,734	23,242	—	—	—	—	(11)	—	—	—	—	—	2,000	27,965
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	2,055	2,055
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	(33)	(33)
Dividends	—	—	—	—	(3,074)	—	—	—	—	(3,393)	—	—	(1,514)	(7,981)
Purchase of equity instruments	—	—	—	—	—	—	—	(4,048)	—	—	—	—	—	(4,048)
Disposal of equity instruments	—	—	—	—	—	—	88	3,846	—	—	—	—	—	3,934
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	16,854	—	529	—	(23,767)	6,384	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(71)	(71)
Share-based payment	—	—	—	(236)	—	—	—	—	—	—	—	—	82	(154)
Others increases or (-) decreases of the equity	—	—	—	213	—	—	(1,474)	(15)	—	—	—	—	(1,016)	(2,292)
Balance at 09/30/2017 (*)	21,011	130,025	—	607	145,756	—	(3,314)	(240)	17,897	(3,393)	52,654	9,615	38,648	409,266

(*)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended September 30, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015
(Millions of euros)

									Profit			Non-Controlling interest
	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Other elements	Total
Balance as at 12/31/2015 (*)	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted balance as at 12/31/2015 (*)	7,217	45,001	—	214	46,429	—	(669)	(210)	5,966	(1,546)	(14,362)	(1,227)	11,940	98,753
Total recognized income and expense	—	—	—	—	—	—	—	—	4,606	—	(1,964)	161	1,000	3,803
Other changes in equity	—	—	—	19	3,533	—	(117)	(8)	(5,966)	752	—	—	353	(1,434)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	534	534
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(722)	—	—	—	—	(794)	—	—	(440)	(1,956)
Purchase of equity instruments	—	—	—	—	—	—	—	(1,034)	—	—	—	—	—	(1,034)
Disposal of equity instruments	—	—	—	—	—	—	(13)	1,026	—	—	—	—	—	1,013
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	4,255	—	165	—	(5,966)	1,546	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	405	405
Share-based payment	—	—	—	(72)	—	—	—	—	—	—	—	—	—	(72)
Others increases or (-) decreases of the equity	—	—	—	91	—	—	(269)	—	—	—	—	—	(146)	(324)
Balance at 09/30/2016 (*)	7,217	45,001	—	233	49,962	—	(786)	(218)	4,606	(794)	(16,326)	(1,066)	13,293	101,122

(*)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended September 30, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2016 AND 2015
(Millions of reais)

									Profit			Non-Controlling interest
	Capital	Share premium	Other instruments (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Other elements	Total
Balance as at 12/31/2015 (*)	18,016	107,097	—	531	119,011	—	(1,398)	(904)	21,746	(5,636)	121,150	15,968	30,223	425,804
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted balance as at 12/31/2015 (*)	18,016	107,097	—	531	119,011	—	(1,398)	(904)	21,746	(5,636)	121,150	15,968	30,223	425,804
Total recognized income and expense	—	—	—	—	—	—	—	—	18,125	—	(68,722)	(7,467)	3,933	(54,131)
Other changes in equity	—	—	—	76	12,993	—	(1,073)	116	(21,746)	2,512	—	—	1,615	(5,507)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	2,332	2,332
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(2,632)	—	—	—	—	(3,124)	—	—	(1,731)	(7,487)
Purchase of equity instruments	—	—	—	—	—	—	—	(4,067)	—	—	—	—	—	(4,067)
Disposal of equity instruments	—	—	—	—	—	—	(50)	4,036	—	—	—	—	—	3,986
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	15,625	—	485	—	(21,746)	5,636	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	1,594	1,594
Share-based payment	—	—	—	(283)	—	—	—	—	—	—	—	—	—	(283)
Others increases or (-) decreases of the equity	—	—	—	359	—	—	(1,508)	147	—	—	—	—	(580)	(1,582)
Balance at 09/30/2016 (*)	18,016	107,097	—	607	132,004	—	(2,471)	(788)	18,125	(3,124)	52,428	8,501	35,771	366,166

(*)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the nine-month period ended September 30, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Millions of euros)

op
	Note	09/30/2017	09/30/2016 (*)

A. CASH FLOWS FROM OPERATING ACTIVITIES		46,591	4,373
Consolidated Profit for the period		6,164	5,606
Adjustments made to obtain the cash flows from operating activities		18,128	15,499
Depreciation and amortization cost		1,899	1,738
Other adjustments		16,229	13,761
Net increase/(decrease) in operating assets:		8,697	36,557
Financial assets held-for-trading		(20,676)	13,851
Financial assets at fair value through profit or loss		6,193	1,037
Financial assets available-for-sale		7,556	(9,736)
Loans and receivables		17,091	26,879
Other operating assets		(1,467)	4,526
Net increase/(decrease) in operating liabilities:		33,677	21,300
Liabilities held-for-trading financial		2,480	17,076
Financial liabilities designated at fair value through profit or loss		14,815	(6,557)
Financial liabilities at amortized cost		19,619	12,401
Other operating liabilities		(3,237)	(1,620)
Income tax recovered/(paid)		(2,681)	(1,475)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(3,150)	(10,886)
Payments:		7,467	13,931
Tangible assets	7	5,991	5,071
Intangible assets		1,134	1,129
Investments		4	37
Subsidiaries and other business units	2	294	459
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		44	7,235
Other payments related to investing activities		—	—
Proceeds:		4,317	3,045
Tangible assets	7	2,898	2,057
Intangible assets		—	—
Investments		137	183
Subsidiaries and other business units		187	80
Non-current assets held for sale and associated liabilities	6	962	721
Held-to-maturity investments		133	4
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		6,472	(4,545)
Payments:		5,213	7,279
Dividends	3	2,566	2,238
Subordinated liabilities		770	3,461
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		1,148	1,034
Other payments related to financing activities		729	546
Proceeds:		11,685	2,734
Subordinated liabilities		2,894	1,726
Issuance of own equity instruments	11	7,072	—
Disposal of own equity instruments		1,127	1,008
Other proceeds related to financing activities		592	—
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(4,312)	(2,976)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		45,601	(14,034)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		76,454	77,751
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		122,055	63,717

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		7,097	6,403
Cash equivalents at central banks		101,529	44,289
Other financial assets		13,429	13,025
Less - Bank overdrafts refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		122,055	63,717
In which: restricted cash			—

(*)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the nine-month period ended September 30, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Millions of reais)

	Note	09/30/2017	09/30/2016 (*)

A. CASH FLOWS FROM OPERATING ACTIVITIES		164,235	17,203
Consolidated Profit for the period		21,723	22,058
Adjustments made to obtain the cash flows from operating activities		63,902	60,987
Depreciation and amortization cost		6,694	6,840
Other adjustments		57,208	54,147
Net increase/(decrease) in operating assets:		30,655	143,846
Financial assets held-for-trading		(72,882)	54,500
Financial assets at fair value through profit or loss		21,832	4,082
Financial assets available-for-sale		26,636	(38,310)
Loans and receivables		60,246	105,764
Other operating assets		(5,177)	17,810
Net increase/(decrease) in operating liabilities:		118,717	83,808
Liabilities held-for-trading financial		8,743	67,189
Financial liabilities designated at fair value through profit or loss		52,223	(25,802)
Financial liabilities at amortized cost		69,159	48,795
Other operating liabilities		(11,408)	(6,374)
Income tax recovered/(paid)		(9,452)	(5,804)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(11,104)	(42,834)
Payments:		26,318	54,817
Tangible assets	7	21,118	19,953
Intangible assets		3,998	4,443
Investments		13	145
Subsidiaries and other business units	2	1,035	1,807
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		154	28,469
Other payments related to investing activities		—	—
Proceeds:		15,214	11,983
Tangible assets	7	10,214	8,094
Intangible assets		—	—
Investments		482	720
Subsidiaries and other business units		661	316
Non-current assets held for sale and associated liabilities	6	3,390	2,837
Held-to-maturity investments		467	16
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		23,466	(18,464)
Payments:		17,723	29,219
Dividends	3	9,012	9,584
Subordinated liabilities		2,735	13,598
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		4,048	4,067
Other payments related to financing activities		1,928	1,970
Proceeds:		41,189	10,755
Subordinated liabilities		10,201	6,790
Issuance of own equity instruments	11	24,930	—
Disposal of own equity instruments		3,972	3,965
Other proceeds related to financing activities		2,086	—
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		20,483	(60,427)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		197,080	(104,522)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		262,275	335,240
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		459,355	230,718

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		26,710	23,185
Cash equivalents at central banks		382,104	160,370
Other financial assets		50,541	47,164
Less - Bank overdrafts refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		459,355	230,718
In which: restricted cash		—	—

(*)  Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the nine-month period ended September 30, 2017.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the interim condensed consolidated financial statements for the nine-month period ended September 30, 2017

1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)    Introduction

Banco Santander, S.A. (“the Bank”  or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted in the Bank´s website (www.santander.com) and at its registered office at Paseo de Pereda 9‑12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group”  or “Santander Group”).

The Group’s interim condensed consolidated financial statements for the nine-month period ended September 30, 2017 (“interim financial statements”) were approved by the Group’s directors at the board meeting held on October 25, 2017. The Group’s consolidated financial statements for year 2016 were approved by the shareholders at the Bank’s annual general meeting on April 7, 2017.

b)    Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in accordance with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”). In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2016 prepared in accordance with the requirements and specific provisions of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil were prepared by the Bank (and approved at the board of directors meeting on February 12, 2017) in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2004, and the International Financial Reporting Standards adopted by the International Accounting Standards Board (IASB-IFRSs), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at December 31, 2016 and the consolidated results of its operations, the consolidated recognized income and expense, the changes in consolidated equity and the consolidated cash flows in 2016.

These interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements and contain disclosures relating to the quarter and the nine-month period ended September 30, 2017.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurring during the third quarter, and does not duplicate information previously reported in the latest approved annual consolidated financial statements. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s consolidated financial statements for the year ended December 31, 2016.

Santander Group policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. These interim financial statements have been prepared in order to comply with the specific requirements and provisions established in the Instruction nº480/2009 of the CVM, as a result of the negotiation of securities in regulated markets in Brazil, which requires the disclosure of the interim financial statements prepared in compliance with the International Accounting Standard IAS 34 issued by the IASB, in Brazilian reais and Portuguese. For this reason, the presented interim financial statements may not be adequate for other purposes.

Consequently, given that the functional currency of the Bank as well as its management is defined based on the Euro, the amounts presented in Brazilian reais exclusively included in order to comply with the requirements of the Instruction nº 480/2009 of the Brazilian Securities Market Comission (CVM) and its subsequent amendments, may not be representative of the equity evolution of the Group in a situation of significant changes between the euro and reais.

These interim financial statements are presented in euros (the Bank’s functional currency and the Group’s presentation currency) and in Brazilian reais. The amounts presented in reais are included solely to comply with the requirements of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil and subsequent amendments thereto. The balances were translated to reais in accordance with the policies set forth in Note 2.a to the Group’s consolidated financial statements for 2016, which were prepared to comply with the requirements and specific provisions of CVM Instruction no. 480/2009 of the Securities and Exchange Commission of Brazil. As indicated in the aforementioned Note 2.a, for practical reasons, balance sheet was translated at closing period exchange rate, the shareholders equity at historical exchange rate and income and expenses were translated at the average exchange rate for the period; the application of this exchange rate or that corresponding to the date of each transaction does not give rise to significant differences in the Group’s interim financial statements.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated financial statements for 2016, taking into account that no new standards and interpretations came into effect for the Group in the nine-month period ended September 30, 2017.

IFRS 9

At the reference date of the present interim financial statements as at September 30, 2017, three months remain until the entry into force of IFRS 9, relating to financial instruments.

In relation with the first application of this new accounting standard, the Group has informed in the 2016 annual financial statements about the main changes introduced by this new international accounting standard as well as the progress and major milestones reached so far in connection with its implementation plan. At the present date, we are awaiting the completion of legislative developments that articulate the interaction between regulatory capital and accounting provisions.

This note includes an update on the major milestones reached and events occurred since the information included in the consolidated financial statements for the period ended December 31, 2016.

To the present date, the work conducted by Santander Group includes the review of the financial instruments affected by the classification and measurement requirements of IFRS 9 and the development of an impairment methodology in order to support the calculation of the provision for expected credit losses:

-     The Group has elaborated the main accounting policy standards and methodology framework that are being used as a reference for the implementation developments conducted by the different local units.

-     In terms of the status of classification and measurement:

-      Since 2016, the Group has been carrying out an analysis on their investment portfolio, with a main focus on those products that may cause a material change in the applicable accounting methodology, motivated by both, the relevant business model and the non-compliance of the SPPI test (Solely Payment of Principal and Interest test).

-      Additionally, based on 2017 available information, the Group is completing the mentioned analysis and reviewing acquisitions of products during this period of time, analyzing its asset management strategies (identifying the corresponding Business Models) as well as extending the investment portfolio review. This analysis is currently underway, with each geographical location presenting different stages of completion.

-     At the present time, once key local units of the Group have completed the development of core portfolio impairment models, calculation matters that refer to the inclusion of scenarios as well as the guidelines of the calculation engines are being finalized. This degree of implementation of the impairment methodologies is enabling to perform parallel runs to ensure the adequate application of the standard on the date of the entry into force.

-     The governance process of the development, validation and approval of the models with the validation work of all models by both, Internal Corporate Validation team and the Internal Validation units of the countries that rely on.

-     Given the importance of the control environment of the processes, progress has been made on the corporate elaboration of the governance model of classification and measurement, as well as the calculation of provisions, completing the design of the controls to be included in the new developments carried out in the implementation of the new standard.

-     During this third quarter of 2017 has been performed the work of assessment of the provision methodologies and risk management systems developed by Banco Popular, S.A. (“Banco Popular”) to ensure a correct integration of the management standards and measurement of Santander Group risk.

c)    Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the interim financial statements. The main accounting policies and measurement bases are set forth in Note 2 to the consolidated financial statements for 2016.

The interim financial statements contains estimates made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.

The income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.

The impairment losses on certain assets - available-for-sale financial assets, loans and receivables, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
4.	The useful life of the tangible and intangible assets;
5.	The measurement of goodwill arising on consolidation;

6.	The calculation of provisions and the consideration of contingent liabilities;
7.	The fair value of certain unquoted assets and liabilities;
8.	The recoverability of deferred tax assets; and
9.	The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3.

In the nine-month period ended September 30, 2017 there were no significant changes in the estimates made at the 2016 year-end other than those indicated in these interim financial statements.

d)    Contingent assets and liabilities

Note 2.o to the Group’s consolidated financial statements for the year ended December 31, 2016 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from December 31, 2016 to the date of formal preparation of these interim financial statements.

e)    Comparative information

The information for the year ended December 31, 2016 contained in these interim financial statements is only presented for comparative purposes with the information relating to the quarter and the nine-month period ended September 30, 2017.

In order to interpret the changes in the balances with respect to December 31, 2016, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated financial statements for the year ended December 31, 2016) and the impact of the appreciation/depreciation of the various currencies against the euro in the first nine months of 2017, considering the exchange rates at the end of the first nine months of 2017: Mexican peso (1.45%), US dollar (‑10.71%), Brazilian real (‑8.85%), pound sterling (‑2.90%), Chilean peso (‑6.22%) and Polish zloty (2.47%), as well as the evolution of the comparable average exchange rates: Mexican peso (‑2.72%), US dollar (0.39%), Brazilian real (11.63%), pound sterling (‑8.16%), Chilean peso (4.30%) and Polish zloty (2.17%).

Also, consider the impact of the acquisition of Banco Popular Español, S.A. (See Note 2) on the comparability of the figures, mainly on the balance sheet, for 2016.

f)    Seasonality of the Group’s transactions

The business activities carried on by the Group entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the condensed consolidated financial statements for the nine-month period ended September 30, 2017.

g)    Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the financial statements for the nine-month period ended September 30, 2017.

h)    Events after the reporting period

From October 1, 2017 to the date on which the interim financial statements for the third quarter of 2017 were authorized for issue, the following significant event occurred at Santander Group:

-      At its meeting of October 16, 2017, the Bank’s executive committee resolved to apply the Santander Dividendo Elección scrip dividend scheme on the dates on which the final dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was EUR 0.04 per share, in shares or cash.

i)    Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

-     Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

The Group classifies as cash and cash equivalents the balances recognized under Cash, cash and balances with central banks and other deposits on demand without restrictions in the condensed consolidated balance sheet.

-     Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

-     Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-     Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

j)     Other information

Fidelity Bonds

On July 13, 2017 Banco Santander, S.A. (“Banco Santander”) and Banco Popular Español, S.A. (“Banco Popular”) informed that they had decided to launch a compensation action aimed at building loyalty among their network retail clients affected by Banco Popular´s resolution (the “Fidelity Action”).

By virtue of the Fidelity Action, those clients who meet certain conditions and who have been affected by the resolution of Banco Popular will be able to receive, without any payment on their part, tradable securities issued by Banco Santander for a nominal value up to the investment in shares or certain subordinated bonds of Banco Popular (with certain limits) that they held as of the date of the resolution of Banco Popular. In order to benefit from such action, it will be necessary for the client to waive legal actions against the Group.

The Fidelity Action will be done through the delivery to the client of contingent redeemable perpetual bonds (“The Fidelity Bonds”).

The Fidelity Bonds will accrue a discretional, non-cumulative cash coupon, payable quarterly in arrears.

The Fidelity Bonds are perpetual securities; however, it will be possible to totally redeem them by decision of Banco Santander, with the prior authorization of the European Central Bank, in any of the payment dates of the coupon, after seven years from their issuance.

The nominal value of the Fidelity Bonds to be issued will be approximately EUR 980 million (3,688 millions of reais) if all the identified clients accept the offer. The market value of the bonds at the time of their concession will be approximately EUR 680 million (2,559 millions of reais) (see Note 2 and note 10.b Non-tax-related proceedings).

On September 12, 2017, we informed that the Fidelity Bonds had been approved by the Spanish Securities Market Commission and registered in its official records. The Offer acceptance period goes from September 13, 2017 until December 7, 2017.

Perpetual preferred securities contingently convertible

On September 26, 2017 the Group issued Perpetual preferred securities contingently convertible (PCCS) amounting to EUR 1,000 million. The issue was made at par and its remuneration has been set as 5.25% on an annual basis for the first five years.

UK Referendum

On June 23, 2016, the UK held a referendum on the UK’s membership of the European Union (the EU). The result of the referendum’s vote was to leave the EU. Immediately after this result, the world and UK stock and exchange markets began a period of high volatility, including a sharp devaluation of the pound, which adds to the continuing uncertainty in relation to the departure of the United Kingdom and its future relationship with the EU.

On March 29, 2017, the UK gave notice under Article 50(2) of the Treaty on European Union of the UK’s intention to withdraw from the EU. This has triggered a two-year period of negotiation which will determine the new terms of the UK’s relationship with the EU. After that period the UK’s EU membership will cease. These negotiations are expected to run in parallel to standalone bilateral negotiations with the numerous individual countries and multilateral counterparties with which the UK currently has trading arrangements by virtue of its membership of the EU. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships are uncertain.

Although the result does not entail any immediate change to the current operations and structure, it has caused volatility in the markets, including depreciation of the pound sterling, and is expected to continue to cause economic uncertainty which could adversely affect the results, financial condition and prospects. The terms and timing of the UK’s exit from the EU are yet to be confirmed and it is not possible to determine the full impact that the referendum, the UK’s exit from the EU and/or any related matters may have on general economic conditions in the UK (including on the performance of the UK housing market and UK banking sector) and, by extension, the impact the exit may have on the results, financial condition and prospects. Further, there is uncertainty as to whether, following exit from the EU, it will be possible to continue to provide financial services in the UK on a cross-border basis within other EU member states.

The UK political developments described above, along with any further changes in government structure and policies, may lead to further market volatility and changes in the fiscal, monetary and regulatory landscape. In consequence of the above, the Group could have a negative adverse effect on the financing availability and terms and, more generally, on the results, financial condition and prospects.

2.    Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended December 31, 2016 provide relevant information on the Group companies at that date and on the equity-accounted companies.

Also, Note 3 to the aforementioned consolidated financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2016, 2015 and 2014.

There were no significant disposals of ownership interests during the nine-month period ended September 30, 2017. The most significant transactions, including on-going transactions, at September 30, 2017 are as follows:

Banco Popular Español, S.A.

On June 7, 2017 (the acquisition date), as part of its growth strategy in the markets where it is present, the Group communicated the acquisition of 100% of the share capital of Banco Popular Español, S.A. (Banco Popular) as a result of a competitive sale process organized in the framework of a resolution scheme adopted by the Single Resolution Board (“SRB”) and executed by the FROB (“Fund for Orderly Bank Restructuring” in Spanish), in accordance with Regulation (EU) 806/2014 of the European Parliament and of the Council of May 15, 2014, and Law 11/2015, of June 18, for the recovery and resolution of credit institutions and investment firms.

As part of the execution of the resolution scheme:

-      All the shares of Banco Popular outstanding at the closing of market on June 7, 2017 and all the shares resulting from the conversion of the regulatory capital instruments Additional Tier 1 issued by Banco Popular have been converted into undisposed reserves.

-      All the regulatory capital instruments Tier 2 issued by Banco Popular have been converted into newly issued shares of Banco Popular, all of which have been acquired for a total consideration of one euro by the Group.

On August 8, 2017, the European Commission authorized, without imposing restrictions, the acquisition of Banco Popular by Banco Santander. In addition, the acquisition of certain affiliates of Banco Popular are pending the appropriate regulatory authorization.

In accordance with IFRS 3, the Group has measured the identifiable assets acquired and liabilities assumed at fair value. The fair value is provisional, according to the applicable regulations, due to the brief period from the acquisition date and its complex valuation. The detail of this provisional fair value of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions
As of June 7, 2017	of euros
Cash and balances with central banks	1,861
Financial assets available-for-sale	18,974
Deposits from credit institutions	2,971
Loans and receivables (*)	82,057
Investments	1,815
Intangible assets (*)	133
Tax assets (*)	3,945
Non-current assets held for sale (*)	6,531
Other assets	6,259
Total assets	124,546
Deposits from central banks	28,845
Deposits from credit institutions	14,094
Customer deposits	62,270
Marketable debt securities and other financial liabilities	12,919
Provisions (***)	1,816
Other liabilities	4,850
Total liabilities (**)	124,794
Net assets	(248)
Purchase consideration	—
Goodwill	248

Millions
As of June 7, 2017	Of reais
Cash and balances with central banks	6,996
Financial assets available-for-sale	71,343
Deposits from credit institutions	11,171
Loans and receivables (*)	308,534
Investments	6,823
Intangible assets (*)	500
Tax assets (*)	14,833
Non-current assets held for sale (*)	24,557
Other assets	23,534
Total assets	468,291
Deposits from central banks	108,457
Deposits from credit institutions	52,993
Customer deposits	234,135
Marketable debt securities and other financial liabilities	48,575
Provisions (***)	6,828
Other liabilities	18,237
Total liabilities (**)	469,224
Net assets	(933)
Purchase consideration	—
Goodwill	(933)

(*)     The main provisional fair value adjustments are the following:

-      Loans and receivables: In the estimation of their fair value, impairment have been considered for an approximate amount of EUR 3,239 million (12,179 million of reais).

-      Foreclosed assets: The preliminary valuation, considering the sale process initiated by the company has meant a reduction in the value of EUR 3,806 million (14,311 million of reais), approximately.

-      Intangible assets: Includes value reductions amounting to approximately of EUR 2,469 million (9,283 million of reais), mainly recorded under the “Intangible assets – goodwill”.

-      Deferred tax assets: mainly corresponds to the reduction of the value of negative tax bases and deductions for an approximate amount of EUR 1,711 million (6,433 million of reais).

(**)   After the initial analysis and the conversion of the subordinated debt, the best estimation is there is no significant impact between fair value and previous carrying amount of the financial liabilities.

(***) As a result of the resolution of Banco Popular, and in accordance with the information available to date, it includes the estimated cost of EUR 680 million (2,557 million of reais) relating to the potential compensation to the shareholders of Banco Popular Español, S.A. applicable in the Fidelity Action (See note 1.j).

As the fair value of the identifiable net assets acquired was lower than the total consideration paid, goodwill arises on the acquisition. This goodwill corresponds to the commercial business in Spain.

In compliance with the accounting standards in force and, in accordance with paragraph 45 of IFRS 3: “Business Combinations”, the acquirer entity must comply with the period of one year from the acquisition date in order to perform the business combination valuation and the measurement of them fair values of the assets and liabilities of the acquired entity. Accordingly, measurements conducted by the Group are the best available estimation on the date of the preparation of the present interim condensed consolidated financial statements and therefore, they are provisional and cannot be considered as definitive.

The amount contributed by this business to the attributed net profit of the Group from the acquisition date and the impact on the attributable net profit obtained by the Group resulting from the transaction if it was made on January 1, 2017 would not be materials.

Sale agreement of Banco Popular real estate business

On August 8, 2017, Banco Santander informed that Banco Popular had executed the agreements with the Blackstone Fund for the acquisition by the fund of 51% of, and hence the assignment of control over, Banco Popular’s real estate business, which comprises the portfolio of repossessed properties, non-performing loans relating to the real estate sector and other assets related to these activities owned by Banco Popular and its affiliates.

The agreements were entered into following receipt of the European Commission’s unconditional authorization of the acquisition of Banco Popular by Banco Santander for the purposes of competition law.

Closing of the transaction will involve the creation of a company to which Banco Popular will transfer the Business (with an aggregate gross book value of approximately EUR 30,000 million) and 100% of the share capital of Aliseda Servicios de Gestión Inmobiliaria, S.L. (“Aliseda”). The valuation attributed to the Spanish assets of the Business (real estate, loans and tax assets, not including Aliseda) is approximately EUR 10,000 million and is subject to final determination based on the assets remaining within the Business at closing and the integration of Aliseda. From closing, Blackstone will undertake the management of the Business.

Closing of the transaction is expected to occur in the first quarter of 2018 once all of the conditions to the transaction, including the relevant regulatory authorizations and other customary conditions, have been satisfied.

The transaction will result in the deconsolidation of the Business from those assets balances of Banco Popular and Banco Santander, with no effect on P&L.

Agreement with Santander Asset Management

On November 16, 2016, after the agreement with Group Unicredit on July 27, 2016 to integrate Santander Asset Management and Pioneer Investments was abandoned, the Group announced that it had reached an agreement with Warburg Pincus ("WP") and General Atlantic ("GA") under which Santander will acquire 50% of Santander Asset Management so that it will once again be a 100% owned unit of the Santander Group.

As part of the transaction, Santander Group, WP and GA agreed to explore different alternatives for the sale of its stake in Allfunds Bank, S.A. ("Allfunds Bank"), including a possible sale or a public offering. On March 7, 2017, we announced that together with our partners in Allfunds Bank we had reached an agreement for the sale of 100% of Allfunds Bank to funds affiliated with Hellman & Friedman, a leading private equity investor, and GIC, Singapore’s sovereign wealth fund.

Santander Group estimates that the proceeds that will obtain from the sale of this stake of 25% in Allfunds Bank will be approximately EUR 470 million (1,767 millions of reais), with a capital gain net of taxes of approximately EUR 300 million (1,031 million of reais), and that in 2018 such sale, together with the acquisition of the 50% of Santander Asset Management that Santander does not own, will have a positive impact on earnings per share and will generate a return on invested capital (RoIC) above 20% (and above 25% in 2019). Santander Group also estimates that the consumption of both transactions on its capital (core equity tier 1) by the end of 2017 will be approximately 11 basis points. Both operations are subject to obtaining the corresponding regulatory authorizations.

Purchase of shares to DDFS LLC in Santander Consumer USA (SCUSA)

Also, on July 3, 2015, the Group announced that it had reached an agreement to purchase the 9.65% ownership interest held by DDFS LLC in SCUSA. Following this transaction, which is subject to the obtainment of the relevant regulatory authorizations, the Group will have an ownership interest of approximately 68.30% in SCUSA.

3.    Shareholder remuneration system and earnings per share

a)    Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first nine months of 2017 and 2016 was as follows:

	09/30/17			09/30/16
	% of par value	Euros per share	Amount (Millions of euros)	% of par value	Euros per share	Amount (Millions of euros)
Dividend paid out of profit	23.00%	0.1150	1,764	21.00%	0.1050	1,516
Dividend paid with a charge to reserves or share premium	11.00%	0.0550	802	10.00%	0.0500	722
Dividend in kind	—	—	—	—	—	—
Total remuneration paid	34.00%	0.1700	2,566	31.00%	0.1550	2,238

	09/30/17			09/30/16
	% of par value	Reais per share	Amount (Millions of reais)	% of par value	Reais per share	Amount (Millions of reais)
Dividend paid out of profit	23.00%	0.4050	6,228	21.00%	0.4221	6,715
Dividend paid with a charge to reserves or share premium	11.00%	0.1909	2,784	10.00%	0.1987	2,869
Dividend in kind	—	—	—	—	—	—
Total remuneration paid	34.00%	0.5959	9,012	31.00%	0.6208	9,584

b)    Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the nine-month period adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	09/30/17	09/30/16
Profit attributable to the Parent (millions of euros)	5,077	4,606
Remuneration of contingently convertible preference shares (millions of euros)	(280)	(249)
	4,797	4,357
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (millions of euros)	—	—
Profit or Loss from continuing operations (PPC net) (millions of euros)	4,797	4,357
Weighted average number of shares outstanding	15,184,117,348	14,632,106,783
Basic earnings per share (euros)	0.32	0.30
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.32	0.30

	09/30/17	09/30/16
Profit attributable to the Parent (millions of reais)	17,897	18,125
Remuneration of contingently convertible preference shares (millions of reais)	(1,015)	(953)
	16,882	17,172
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (millions of reais)	—	—
Profit or Loss from continuing operations (PPC net) (millions of reais)	16,882	17,172
Weighted average number of shares outstanding	15,184,117,348	14,632,106,783
Basic earnings per share (reais)	1.11	1.17
Of which: from discontinued operations (reais)	—	—
from continuing operations (reais)	1.11	1.17

ii. Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the nine-month period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	09/30/17	09/30/16

Profit attributable to the Parent (millions of euros)	5,077	4,606
Remuneration of contingently convertible preference shares (millions of euros)	(280)	(249)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—
	4,797	4,357
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (millions of euros)	—	—
Profit or Loss from continuing operations (PPC net) (millions of euros)	4,797	4,357

Weighted average number of shares outstanding	15,184,117,348	14,632,106,783
Dilutive effect of:
Options/ receipt of shares	41,591,182	43,773,688
Adjusted number of shares	15,225,708,530	14,675,880,471
Diluted earnings per share (euros)	0.32	0.30
Of which: from discontinued operations (euros)	—	—
from continuing operations (euros)	0.32	0.30

	09/30/17	09/30/16

Profit attributable to the Parent (millions of reais)	17,897	18,125
Remuneration of contingently convertible preference shares (millions of reais)	(1,015)	(953)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—
	16,882	17,172
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (millions of reais)	—	—
Profit or Loss from continuing operations (PPC net) (millions of reais)	16,882	17,172

Weighted average number of shares outstanding	15,184,117,348	14,632,106,783
Dilutive effect of:
Options/ receipt of shares	41,591,182	43,773,688
Adjusted number of shares	15,225,708,530	14,675,880,471
Diluted earnings per share (reais)	1.11	1.17
Of which: from discontinued operations (reais)	—	—
from continuing operations (reais)	1.11	1.17

The capital increase described in note 11.a implies an impact on the basic and diluted earnings per share due to the alteration of the number of outstanding shares.

4.    Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended December 31, 2016 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2016 and 2015.

The most salient data relating to the aforementioned remuneration and benefits for the nine-month periods ended September 30, 2017 and 2016 are summarized as follows:

Remuneration of directors (1)

	Thousands of euros
	09/30/17	09/30/16

Members of the board of directors:
Type of remuneration
Fixed salary remuneration of executive directors	5,597	5,597
Variable remuneration in cash of executive directors	—	—
Attendance fees of directors	741	678
Bylaw-stipulated annual directors’ emoluments	2,799	2,837
Other (except insurance premiums)	589	937
Sub-total	9,726	10,049

Transactions with shares and/or other financial instruments	—	—
	9,726	10,049

	Thousands of reais
	09/30/17	09/30/16

Members of the board of directors:
Type of remuneration
Fixed salary remuneration of executive directors	19,730	22,023
Variable remuneration in cash of executive directors	—	—
Attendance fees of directors	2,612	2,668
Bylaw-stipulated annual directors’ emoluments	9,868	11,163
Other (except insurance premiums)	2,076	3,687
Sub-total	34,286	39,541

Transactions with shares and/or other financial instruments		—
	34,286	39,541

(1)	The notes to the annual consolidated financial statements for 2017 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.

Other benefits of the directors

	Thousands of euros
	09/30/17	09/30/16

Members of the board of directors:
Other benefits
Advances	—	—
Loans granted	121	123
Pension funds and plans: Provisions and/or contributions (1)	3,873	3,542
Pension funds and plans: Accumulated rights (2)	123,776	119,240
Life insurance premiums	579	502
Guarantees provided for directors	—	—

	Thousands of reais
	09/30/17	09/30/16

Members of the board of directors:
Other benefits-
Advances	—	—
Loans granted	457	445
Pension funds and plans: Provisions and/or contributions (1)	13,651	12,826
Pension funds and plans: Accumulated rights (2)	436,313	431,768
Life insurance premiums	2,041	1,818
Guarantees provided for directors	—	—

(1)

Corresponds to the provisions and/or contributions made in the first nine months of 2017 and 2016 for retirement pensions and supplementary benefits surviving spouse and child benefits, and permanent disability.

(2)

Corresponds to the pension rights accumulated by the directors. In addition, at September 30, 2017 and September 30, 2016, former board members held accumulated pension rights amounting to EUR 82,064 thousand (289,277 thousand of reais) and EUR 110,795 thousand (401,200 thousand of reais), respectively.

Also, in his capacity as a member of the boards of directors of Group companies, Mr Matias Rodríguez Inciarte received EUR 32 thousand (113 thousand of reais) in the first nine months of 2017 as non-executive director of U.C.I., S.A.

Remuneration of senior management (1)

The table below includes the corresponding amounts related to remunerations of senior management at September 30, 2017 and 2016, excluding the executive directors:

	Thousands of euros
	09/30/17	09/30/16

Senior management:
Total remuneration of senior management (2) (3)	17,234	15,457

	Thousands of reais
	09/30/17	09/30/16

Senior management:
Total remuneration of senior management (2) (3)	60,750	60,820

(1)	The number of senior managers of the Bank, excluding executive directors, changed from 19 in the first nine months of 2016 to 20 in the first nine months of 2017.
(2)

In addition, as a result of the agreements for incorporation and compensation of long-term and deferred compensation lost in previous employs, compensation has been agreed for 4,650 thousand euros (16,391 thousand of reais) and 648,457 shares of Banco Santander, S.A. These compensations are partially subject to deferral and / or recovery in certain cases.

(3)

Remunerations regarding to members of Senior Management who, during the nine-month period ended September 30, 2017, had ceased their duties amount to EUR 457 thousand (1,611 thousand of reais) during the nine-month period ended September 30, 2017. (September 30, 2016: EUR 1,225 thousand (4,820 thousand of reais)).

The annual variable remunerations (or bonuses) for 2016 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the financial statements for that year. Similarly, the variable remunerations allocable to 2017 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the financial statements for 2017.

5.    Financial assets

a)    Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at September 30, 2017 and December 31, 2016 is as follows:

	Millions of euros
	09/30/17
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for- sale	Loans and receivables	Investments held-to- maturity

Derivatives	56,913	—	—	—	—
Equity instruments	18,419	874	4,893	—	—
Debt instruments	37,977	3,548	134,568	15,234	13,553
Loans and advances	13,340	33,737	—	888,617	—
Central Banks	—	—	—	26,882	—
Credit institutions	1,192	13,142	—	39,792	—
Customers	12,148	20,595	—	821,943	—
Total	126,649	38,159	139,461	903,851	13,553

	Millions of reais
	09/30/17
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for- sale	Loans and receivables	Investments held-to- maturity

Derivatives	214,193	—	—	—	—
Equity instruments	69,321	3,290	18,416	—	—
Debt instruments	142,928	13,354	506,446	57,334	51,007
Loans and advances	50,208	126,971	—	3,344,309	—
Central Banks	—	—	—	101,171	—
Credit institutions	4,488	49,462	—	149,757	—
Customers	45,720	77,509	—	3,093,381	—
Total	476,650	143,615	524,862	3,401,643	51,007

	Millions of euros
	12/31/16
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for- sale	Loans and receivables	Investments held-to- maturity

Derivatives	72,043	—	—	—	—
Equity instruments	14,497	546	5,487	—	—
Debt instruments	48,922	3,398	111,287	13,237	14,468
Loans and advances	12,725	27,665	—	826,767	—
Central Banks	—	—	—	27,973	—
Credit institutions	3,221	10,069	—	35,424	—
Customers	9,504	17,596	—	763,370	—
Total	148,187	31,609	116,774	840,004	14,468

	Millions of reais
	12/31/16
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for- sale	Loans and receivables	Investments held-to- maturity

Derivatives	247,143	—	—	—	—
Equity instruments	49,731	1,874	18,824	—	—
Debt instruments	167,828	11,656	381,769	45,410	49,634
Loans and advances	43,653	94,904	—	2,836,222	—
Central Banks	—	—	—	95,961	—
Credit institutions	11,048	34,541	—	121,522	—
Customers	32,605	60,363	—	2,618,739	—
Total	508,355	108,434	400,593	2,881,632	49,634

b)    Valuation adjustments for impairment of loans and advances

The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the nine-month periods ended September 30, 2017 and 2016 were as follows:

	Millions of euros
	09/30/17	09/30/16
Balance as at beginning of period	24,899	26,631

Impairment losses charged to income for the period	8,225	8,236
Of which:
Impairment losses charged to income	13,605	12,273
Impairment losses reversed with a credit to income	(5,380)	(4,037)
Write-off of impaired balances against recorded impairment allowance	(10,103)	(9,696)
Exchange differences and other changes (*)	3,059	(144)

Balance as at end of period	26,080	25,027

Of which, relating to:
By status of the assets
Impaired assets	17,355	16,899
Of which, arising from country risk	29	23
Other assets	8,725	8,128

Of which:
Individually calculated	6,137	8,714
Collectively calculated	19,943	16,313

(*)  It mainly includes the balances of the Banco Popular acquisition.

	Millions of reais
	09/30/17	09/30/16
Balance as at beginning of period	85,417	114,825

Impairment losses charged to income for the period	28,995	32,408
Of which:
Impairment losses charged to income	47,960	48,293
Impairment losses reversed with a credit to income	(18,965)	(15,885)
Write-off of impaired balances against recorded impairment allowance	(35,613)	(38,150)
Exchange differences and other changes (*)	19,352	(18,458)

Balance as at end of period	98,151	90,625

Of which, relating to:
By status of the assets
Impaired assets	65,316	61,192
Of which, arising from country risk	110	83
Other assets	32,835	29,433

Of which:
Individually calculated	23,096	31,554
Collectively calculated	75,055	59,071

(*)   It mainly includes the balances of the Banco Popular acquisition,

Previously written-off assets recovered in the first nine months of 2017 and 2016 amounted to EUR 1,262 million (4,449 millions of reais) and EUR 1,069 million (4,207 millions of reais), respectively. Considering these amounts the impairment losses registered on loans and receivables amounted to EUR 6,963 million (24,546 millions of reais) in the first nine months of 2017 and EUR 7,167 million (28,201 millions of reais) in the first nine months of 2016.

c)    Impaired assets classified as loans and receivables

The detail of the changes in the nine-month periods ended September 30, 2017 and 2016 in the balance of financial assets classified as loans and receivables and considered to be doubtful due to credit risk is as follows:

	Millions of euros
	09/30/17	09/30/16

Balance as at beginning of period	33,350	36,298
Net additions	6,572	6,233
Written-off assets	(10,103)	(9,696)
Changes in scope of consolidation (*)	9,618	698
Exchange differences and other	(529)	788
Balance as at end of period	38,908	34,321

(*)  It mainly includes the balances of the Banco Popular acquisition.

	Millions of reais
	09/30/17	09/30/16

Balance as at beginning of period	114,408	156,505
Net additions	23,166	24,526
Written-off assets	(35,613)	(38,150)
Changes in scope of consolidation (*)	36,156	2,746
Exchange differences and other	8,314	(21,352)
Balance as at end of period	146,431	124,275

(*)   It mainly includes the balances of the Banco Popular acquisition.

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

d)    Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at September 30, 2017 and December 31, 2016:

	Millions of euros		Millions of euros
	09/30/17		12/31/16
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables
Central banks	26,882	26,913	27,973	27,964
Credit institutions	39,792	40,223	35,424	35,577
Customers	821,943	828,767	763,370	770,278
Debt instruments	28,787	28,694	27,705	27,417
ASSETS	917,404	924,597	854,472	861,236

	Millions of reais		Millions of reais
	09/30/17		12/31/16
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and receivables
Central banks	101,171	101,287	95,961	95,931
Credit institutions	149,757	151,379	121,522	122,047
Customers	3,093,381	3,119,065	2,618,739	2,642,439
Debt instruments	108,341	107,990	95,044	94,054
ASSETS	3,452,650	3,479,721	2,931,266	2,954,471

The main valuation methods and inputs used in the estimates of the fair values of the financial assets in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2016.

6.    Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at September 30, 2017 and December 31, 2016 is as follows:

	Millions of euros
	09/30/17	12/31/16

Tangible assets	11,631	5,743
Of which:
Foreclosed assets	11,531	5,640
Of which: Property assets in Spain	10,874	4,902
From Banco Popular in the process of sale (Note 2)	6,033	—
Other tangible assets held for sale	100	103
Other assets (*)	3,807	29
	15,438	5,772

	Millions of reais
	09/30/17	12/31/16

Tangible assets	43,773	19,701
Of which:
Foreclosed assets	43,397	19,348
Of which: Property assets in Spain	40,924	16,816
From Banco Popular in the process of sale (Note 2)	22,705	-
Other tangible assets held for sale	376	353
Other assets (*)	14,329	100
	58,102	19,801

(*)   These include, among others, Banco Popular assets under the sale of the real estate business to Blackstone (see Note 2).

At September 30, 2017, the allowance that covers the value of the foreclosed assets represents the 53.5% (December 31, 2016: 54.3%).

The net charges recorded in the first nine-months of 2017 and 2016 amounted to EUR 296 million and EUR 135 million (1,043 and 532 millions of reais), and the recoveries made during the first nine months of those years amounted to EUR 29 and EUR 14 million (103 and 57 million of reais), respectively.

In the first nine months of 2017, the Group sold, for a net total of approximately EUR 889 million (3,134 millions of reais), foreclosed properties with a gross carrying amount of EUR 1,407 million (4,961 millions of reais), for which provisions totaling EUR 568 million (2,003 millions of reais) had been recognized, These sales gave rise to gains of

EUR 50 million (176 millions of reais). Also, in the first nine months of 2017 other tangible assets were sold for EUR 73 million (256 millions of reais), giving rise to a gain of EUR 6 million (20 millions of reais).

7.    Tangible assets

a)    Changes in the period

In the first nine months of 2017, tangible assets were acquired for EUR 5,991 million (21,118 millions of reais) (first nine months of 2016: EUR 5,071 million (19,953 millions of reais)).

Also, in the first nine months of 2017, tangible assets items were disposed of with a carrying amount of EUR 2,837 million and 9,999 millions of reais (first nine months of 2016: EUR 2,061 million and 8,110 millions of reais), giving rise to a gain of EUR 61 million (215 millions of reais) in the first nine months of 2017 (first nine months of 2016: a net loss of EUR 4 million (16 millions of reais)).

b)    Impairment losses

In the first nine months of 2017, there were impairment losses on tangible assets amounting to EUR 44 million (154 millions of reais) (first nine months of 2016: EUR 26 million (104 millions of reais)), which were recognized under Impairment on non-financial assets (net) in the condensed consolidated income statement.

c)    Property, plant and equipment purchase commitments

At September 30, 2017 and 2016, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.    Intangible assets

a)    Goodwill

The detail of Intangible Assets - Goodwill at September 30, 2017 and December 31, 2016, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	09/30/17	12/31/16

Santander UK	8,427	8,679
Banco Santander (Brazil)	5,259	5,769
Santander Consumer USA	2,841	3,182
Bank Zachodni WBK	2,400	2,342
Santander Bank National Association	1,739	1,948
Santander Consumer Germany	1,217	1,217
Banco Santander Totta	1,040	1,040
Banco Santander (Chile)	660	704
Santander Consumer Bank (Nordics)	529	537
Grupo Financiero Santander (Mexico)	455	449
Other companies	1,288	857
	25,855	26,724

	Millions of reais
	09/30/17	12/31/16

Santander UK	31,716	29,774
Banco Santander (Brazil)	19,792	19,792
Santander Consumer USA	10,691	10,915
Bank Zachodni WBK	9,033	8,036
Santander Bank National Association	6,546	6,683
Santander Consumer Germany	4,578	4,173
Banco Santander Totta	3,914	3,568
Banco Santander (Chile)	2,484	2,415
Santander Consumer Bank (Nordics)	1,993	1,842
Grupo Financiero Santander (Mexico)	1,714	1,540
Other companies	4,842	2,937
	97,303	91,675

In the first nine months of 2017, goodwill decreased by EUR -1,336 million (3,942 millions of reais) due to exchange differences (See Note 11), which pursuant to current regulations, were recognized with a credit to Other accumulated results – items that may be reclassified to profit or loss - Exchange differences in equity through results the condensed consolidated statement of recognized income and expense, as well as an increase of EUR 468 million (1,686 million of reais) due to the acquisition of Banco Popular (See Note 2) and of the retail business of Citibank Argentina.

Note 17 to the consolidated financial statements for the year ended December 31, 2016 includes detailed information on the procedures followed by the Group to analyze the potential impairment of the goodwill recognized with respect to its recoverable amount and to recognize the related impairment losses, where appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indications of impairment, the Group’s directors concluded that in the first nine months of 2017 there were no impairment losses which required recognition.

b)    Other intangible assets

During the first nine months of 2017, impairment losses amounting EUR 41 million (146 millions of reais) were recorded under Impairment of other non financial assets, net in the consolidated income statement.

9.    Financial liabilities

a)    Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial liabilities, other than hedging derivatives, at September 30, 2017 and December 31, 2016 is as follows:

	Millions of euros
	09/30/17			12/31/16
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost

Derivatives	57,766	—	—	74,369	—	—
Short Positions	23,410	—	—	23,005	—	—
Deposits	28,847	52,316	902,803	11,391	37,472	791,646
Central banks	—	12,588	72,036	1,351	9,112	44,112
Credit institutions	1,629	14,007	104,854	44	5,015	89,764
Customer	27,218	25,721	725,913	9,996	23,345	657,770
Debt securities	—	2,733	215,907	—	2,791	226,078
Other financial liabilities	—	—	28,693	—	—	26,516
Total	110,023	55,049	1,147,403	108,765	40,263	1,044,240

	Millions of reais
	09/30/17			12/31/16
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost

Derivatives	217,404	—	—	255,123	—	—
Short Positions	88,104	—	—	78,918	—	—
Deposits	108,568	196,889	3,397,699	39,076	128,549	2,715,742
Central banks	1	47,375	271,107	4,633	31,258	151,326
Credit institutions	6,131	52,714	394,618	151	17,205	307,935
Customer	102,436	96,800	2,731,974	34,292	80,086	2,256,481
Debt securities	—	10,285	812,565	—	9,573	775,562
Other financial liabilities	1	1	107,985	—	2	90,962
Total	414,077	207,175	4,318,249	373,117	138,124	3,582,266

b)    Information on issues, repurchases or redemptions of debt securities

The detail, at September 30, 2017 and 2016, of the outstanding balance of the debt securities which at these dates had been issued by the Bank or any other Group entity is disclosed below, Also included is the detail of the changes in this balance in the first nine months of 2017 and 2016:

	Millions of euros
	09/30/17
	Outstanding beginning balance at 01/01/17	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 09/30/17

Non - subordinated	208,996	11,732	42,591	(55,870)	(10,648)	196,801
Subordinated	19,873	11	2,894	(144)	(795)	21,839
Total debt securities issued	228,869	11,743	45,485	(56,014)	(11,443)	218,640

	Millions of reais
	09/30/17
	Outstanding beginning balance at 01/01/17	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 09/30/17

Non - subordinated	716,960	41,356	150,134	(196,943)	29,151	740,658
Subordinated	68,175	39	10,201	(508)	4,285	82,192
Total debt securities issued	785,135	41,395	160,335	(197,451)	33,436	822,850

	Millions of euros
	09/30/16
	Outstanding beginning balance at 01/01/16	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 09/30/16

Non - subordinated	205,029	1,386	70,156	(68,305)	703	208,969
Subordinated	21,131	—	1,726	(3,257)	105	19,705
Total debt securities issued	226,160	1,386	71,882	(71,562)	808	228,674

	Millions of reais
	09/30/16
	Outstanding beginning balance at 01/01/16	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 09/30/16

Non - subordinated	884,024	5,452	276,051	(268,770)	(140,082)	756,675
Subordinated	91,110	—	6,790	(12,814)	(13,733)	71,353
Total debt securities issued	975,134	5,452	282,841	(281,584)	(153,815)	828,028

c)    Other issues guaranteed by the Group

At September 30, 2017 and 2016, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)    Fair value of financial liabilities not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at September 30, 2017 and December 31, 2016:

	Millions of euros
	09/30/17		12/31/16
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities measured at other than fair value
Deposits on Central banks	72,036	71,466	44,112	44,314
Deposits on Credit institutions	104,854	105,273	89,764	90,271
Deposits on Customer	725,913	726,374	657,770	657,587
Debt securities	215,907	222,347	226,078	229,662
Other financial liabilities	28,693	28,359	26,516	26,096
Total	1,147,403	1,153,819	1,044,240	1,047,930

	Millions of reais
	09/30/17		12/31/16
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities measured at other than fair value
Deposits on Central banks	271,107	268,962	151,326	152,019
Deposits on Credit institutions	394,618	396,195	307,935	309,675
Deposits on Customer	2,731,974	2,733,709	2,256,481	2,255,852
Debt securities	812,565	836,803	775,562	787,855
Other financial liabilities	107,985	106,729	90,962	89,522
Total	4,318,249	4,342,398	3,582,266	3,594,923

The main valuation methods and inputs used in the estimates of the fair values of the financial liabilities in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2016.

10.   Provisions

a)    Provisions for Pensions and other employment defined benefit obligations and other long term employee benefits

The change in Provisions for Pensions and other employment defined benefit obligations and Other long term employee benefits in the first nine months of 2017 is mainly due to benefit payments, as well as by negative changes in exchange rates, mainly in Brazil. These effects are largely offset by the inclusion of the Group Banco Popular in the perimeter and the higher obligations resulting from the increase in the actuarial income statement lines as a result of the variation of actuarial assumptions.

b)    Provisions for taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balances at September 30, 2017 and at December 31, 2016 of Provisions for taxes and other legal contingencies and Other provisions, The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	09/30/17	12/31/16

Provisions for taxes	1,082	1,074
Provisions for employment-related proceedings (Brazil)	976	915
Provisions for other legal proceedings	1,724	1,005
Provision for customer remediation	880	685
Regulatory framework-related provisions	32	253
Provision for restructuring	827	472
Other	1,570	1,308
	7,091	5,712

	Millions of reais
	09/30/17	12/31/16

Provisions for taxes	4,074	3,684
Provisions for employment-related proceedings (Brazil)	3,675	3,139
Provisions for other legal proceedings	6,485	3,447
Provision for customer remediation	3,312	2,350
Regulatory framework-related provisions	120	868
Provision for restructuring	3,113	1,621
Other	5,911	4,484
	26,690	19,593

Relevant information is set forth below in relation to each type of provision shown in the preceding table.

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and Germany. In addition, as a result of the acquisition of Banco Popular, the Group incorporate the provisions set up by Banco Popular for the risk associated with the application of the land claims. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions for the relating to the FSCS (Financial Services Compensation Scheme) and the Bank Levy in the UK and in Poland those related to Banking Tax.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 10.c.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The main changes in Provisions for taxes and other legal contingencies and Other provisions are disclose in Note 10.b. With regard to Brazil, the main charges to profit or loss in the period ended September 30, 2017 were EUR 233 million (820 millions of reais) due to civil contingencies and EUR 370 million (1,303 millions of reais) arising from employment related claims. This increase was offset partially by the use of available provisions of which EUR 268 million (946 millions of reais) were related to payments of employment-related claims and EUR 141 million (496 millions of reais) due to civil contingencies. With regard with United Kingdom, EUR 120 million (423 millions of reais) due to customer remediation, EUR 2 million (7 millions of reais) of regulatory framework-related provisions (FSCS) and EUR 36 million (127 millions of reais) of restructuring provisions, increases offset by the use of EUR 245 million (864 millions of reais) of customer remediation provisions, EUR 112 million (395 millions of reais) of regulatory framework-related provisions (Bank Levy and FSCS) and EUR 43 million (152 millions of reais) of restructuring provisions were recognized. With regard with Poland, EUR 72 million (254 millions of reais) of provisions of the regulatory framework (Banking Tax) are provided, which are offset by payments of the same amount.

In addition, during the third quarter of 2017, it has been estimated a gross cost of EUR 550 million which correspond to the integration plan of the Banco Popular acquisition in EUR 430 million and to the integration cost of Santander Consumer Finance business in Germany in EUR 120 million.

c)    Litigation and other matters

i. Tax-related litigation

At September 30, 2017, the main tax-related proceedings concerning the Group were as follows:

-      Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognized for the amount of the estimated loss.

-      Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognized in connection with the amount considered to be a contingent liability.

-      Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor’s Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor’s Office, and the petition for clarification ("embargos de declaraçao") subsequently filed by the Brazilian Public Prosecutor’s Office, which on September 3, 2015 admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which a provision for the estimated loss was recognized, still persist.

-      Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability. In august 2017, the Bank and other entities of the Group have adhered to the program of fractioning and payment of tax debts provided for in Provisional Measure 783/2017 in relation to different administrative processes of the years 1999 to 2005.

-      Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

-      In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. A provision was recognized in connection with the amount of the estimated loss.

-      In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (the Brazilian Tax Appeal Administrative Council, CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities appealed against this decision at a higher administrative level. On May 11, 2017, the Superior Chamber of Tax Appeals of the Administrative Council of Tax Appeals, in a split decision, reverted the previous unanimous decision reached by the Brazilian Tax Appeal Administrative Council and issued a judgment in favor of the Brazilian taxing authorities. Following this decision, further appeals were presented by Banco Santander. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed at the higher instance of CARF (Tax Appeal High Chamber). On July 4, 2017, the higher instance of CARF issued a judgment in favor of the Brazilian tax authorities related to 2005 and 2006 (partial). Following this decision, further appeals to the CARF were presented. The decision related to 2006 (remaining) and 2007 is pending. In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. Banco Santander (Brasil) S.A. appealed against this infringement notice and the court found in its favor. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions were recognized in connection with these proceedings because this matter should not affect the interim financial statements.

-      In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil), S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander (Brasil) S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavorable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

-      In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A. (Brazil), current Zurich Santander Brasil Seguros e Previdência, S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice and subsequently appealed before the CARF, whose resolution partly in favor has been appealed by the Unión Federal and Zurich Santander Brasil Seguros e Previdência, S.A. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-      In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil) S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil) S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil) S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the interim financial statements.

-      In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. lodged an appeal against this decision at the Federal Tax Office and obtained a favorable decision in July 2015. Such decision was appealed by the Brazilian tax authorities before the CARF, which ruled in their favor. Consequently, this past November the Bank lodged an appeal before the Higher Chamber of Tax Appeals. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-      Banco Santander (Brasil), S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

-      Banco Santander (Brazil), S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.

-      Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 in connection with a Trust created by Santander Holdings USA, Inc. in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considered that, in accordance with applicable tax legislation, it was entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action were to be favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. On November 13, 2015, the District Court Judge found in favor of Santander Holdings USA, Inc., ordering the amounts paid over with respect to 2003 to 2005 to be refunded. The US Government appealed the decision at the US Court of Appeals for the First Circuit and on December 16, 2016 said Court reversed the District Court’s decision as to the economic substance of the Trust transaction and the foreign tax credits claimed for the Trust transaction, and ordered the case to be remanded to the District Court for judgment on the refund claim and for a trial limited to the penalties issue. On March 16, 2017, Santander Holdings USA, Inc. filed a petition with the U.S. Supreme Court to hear its appeal of the First Circuit Court’s decision and on June 26, 2017, the U.S. Supreme Court denied Santander Holdings USA, Inc.´s petition to hear its appeal and returned the case to the District Court as ordered by the U.S. Court of Appeals for the First Circuit. The estimated loss relating to this litigation is provided for.

-      In 2007 the European Commission opened an investigation into illegal state aid to the Kingdom of Spain in connection with Article 12.5 of the former Consolidated Text of the Corporate Tax Law. The Commission issued the Decision 2011/5/CE of October 28, 2009, on acquisitions of subsidiaries resident in the EU and decision 2011/282/UE of January 12, 2011,  on the acquisition of subsidiaries not resident in the EU, ruling that the deduction regulated pursuant to Article 12.5 constituted illegal State aid. These decisions were subject to appeal by Banco Santander and other companies before the European Union General Court. In November 2014, the General Court delivered judgment annulling the prior decisions, and that judgment was appealed before the European Court of Justice by the Commission. In December 2016 the European Court of Justice delivered judgment setting aside the appeal and remanded the file to the General Court, which shall deliver a new judgment assessing the other annulment pleas raised by the petitioners, which, in turn, may be subject to an appeal before the Court of Justice. The Group, in accordance with the advice from its external lawyers, has not recognized provisions for these suits since they are considered to be a contingent liability.

At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

At September 30, 2017, the main non-tax-related proceedings concerning the Group were as follows:

-      Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

As of September 30, 2017, the provision for this affair amounts to £346m (€392 million).

-      Delforca: Dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial. An initial arbitration ruled in favor of the Bank, but this ruling was annulled due to issues regarding the president of the tribunal and one of the items of evidence presented by Delforca. Faced with a second arbitration initiated by the Bank, and after the latter had obtained a preventive attachment in its favor (currently waived), Delforca declared bankruptcy. Prior to this, Delforca and its parent, Mobiliaria Monesa, S.A., launched other lawsuits claiming damages due to the Bank’s actions before civil courts in Madrid, later shelved, and in Santander, currently stayed on preliminary civil ruling grounds.

-      During the insolvency proceeding, Barcelona Commercial court no. 10 ordered the stay of the arbitration proceeding, the termination of the arbitration agreement, the lack of recognition of the contingent claim and a breach by the Bank, and dismissed the Bank’s request to conclude the proceeding due to the non-existence of insolvency. Following the appeals filed by the Bank, the Barcelona Provincial Appellate Court revoked all these decisions, except that relating to the rejection of the conclusion of the proceeding, which gave rise to the resumption of the arbitration process. Delforca appealed against the decisions confirming the validity of the arbitration agreement and the recognition of the contingent claim in favor of the Bank. Furthermore, Delforca and its parent have requested from the judge of the insolvency case the repayment of the security deposit executed by the Bank to settle the swaps. This proceeding has been stayed on preliminary civil ruling grounds. The creditors’ meeting has been postponed until the Bank’s claim is upheld or dismissed, against which Delforca has lodged an appeal. The Bank has not recognized any provisions in this connection.

-      Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the Board of Directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session. The STF recently handed down a decision on a matter relating to a third party that upholds one of the main arguments put forward by the Bank. The Bank has not recognized any provisions in this connection.

-      “Planos Económicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of civil class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos económicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (STJ) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Federal Supreme Court (STF) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter. Various appeals to the STF are currently being considered in which various matters relating to this case are discussed.

-      The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of these interim financial statements, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognized in this connection.

-      The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of these interim financial statements, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

-      In April 2016, the Competition Directorate of the Spanish “Comisión Nacional de los mercados y la Competencia” (CNMC) commenced an administrative investigation on several financial entities, including Santander Bank in relation to possible collusive practices or price-fixing agreements, as well as exchange of commercially sensitive information in relation to financial derivative instruments used as hedge of interest rate risk for syndicated loans. In accordance with the Competition Directorate this conduct could constitute a breach of article 1 of Competition Directorate Law 15/2007, of July 3, as well as article 101 of Treaty on the Functioning of the European Union (TFEU). The procedure is now pending under the Council of the CNMC. If the resolution is not favorable, Santander Bank could be exposed to the imposition of sanctions that could be significant, as well as incidental consequences, including civil liability claims and regulatory restrictions or limitations to Santander activities. The abovementioned could potentially have an adverse material impact in the financial situation and the results of Santander Bank.

-      Floor clauses (“cláusulas suelo”): as a result of the acquisition of Banco Popular, the Group is exposed to material transactions containing floor clauses. Floor clauses are clauses whereby the borrower agrees to pay a minimum interest rate to the lender regardless of the applicable benchmark interest rate. Banco Popular has included floor clauses in certain asset operations with customers. Banco Popular’s position in respect of these floor clauses is as follows:

On December 21, 2016, the European Court of Justice overruled the ruling established through Spanish Supreme Court Judgement of May 9, 2013, and by virtue of which the retroactive effect of declaring the floor clauses null and void was limited so that the amounts charged in application of these clauses would only be refunded from May 9, 2013. Subsequently, the Judgement handed down by the Spanish Supreme Court on February 24, 2017, ruling on a cassation appeal (“recurso de casación”) filed by another entity, adapted its jurisprudence in line with the Judgement of the European Court of Justice of December 21 2016 and, in particular, considered that its ruling of May 9, 2013, which related to a collective action, did not have res judicata effect with respect to individual suits filed by consumers in this regard.

These legal rulings and the social impact of the floor clauses led the Spanish government to establish, through Spanish Royal Decree-Law 1/2017, of January 20, urgent measures to protect consumers against floor clauses, a voluntary and extrajudicial process whereby consumers who consider themselves affected by the potential nullity of a floor clause claim repayment. This ruling establishes an extrajudicial channel for conflict resolution but adds nothing that affects the criteria describing the validity of the clauses. Provisional results arising from claims received via this process seem to confirm the Bank’s estimates.

In the last quarter of 2015, Banco Popular made an extraordinary provision of EUR 350 million to cover any legal risk deriving from the potential elimination of floor clauses in its mortgage loan contracts with retroactive effect from May 2013 (i.e., to cover the risk of having to pay back the excess interest charged through the application of floor clauses from May 2013). In 2016, Banco Popular updated its provision estimates for this risk, which stood at EUR 282 million at December 31, 2016 (provisions of EUR 53 million were released in 2016 and new provisions of EUR 15 million were allocated). Following the judgment by the European Court of Justice on December 21, 2016, Banco Popular increased its provisions by EUR 229 million for risk associated with floor clauses, in order to cover the impact of potentially having to repay the surplus interest charged in application of these clauses between the date of the corresponding mortgage loans and May 2013. On September 30, 2017, Banco Popular’s provision in this regard amounted to EUR 296 million.

-      Other aspects: given that no precedent exists in either Spain or any other European Union member state for the declaration setting out the resolution of Banco Popular, the redemption and conversion of its capital instruments and the subsequent transfer to Banco Santander of the shares resulting from this conversion in exercise of the resolution instrument involving the sale of the institution’s business, all in accordance with the single resolution framework regulation referred to in Note 2, the possibility of future appeals being submitted against the FROB’s resolution executing EU’s Single Resolution Board decision cannot be ruled out, nor future claims against Banco Popular Español, S.A., Banco Santander or other Santander Group companies deriving from or related to the acquisition of Banco Popular. Several investors, advisors and financial dealers have stated that they intend to analyze and, in some cases, have already submitted different types of claims in respect to the acquisition. To date, 65 procedures have been filed before the European Union Court of Justice and more than 30 have been brought before the Spanish Audiencia Nacional. With respect to possible appeals or claims, it is not possible at this time to foresee the specific petitions that could be put forth, nor their economic implications (particularly when these possible future claims might not specify any specific amount, or when they allege new legal interpretations or involve a large number of parties). The estimated cost of the potential compensation to the shareholders of Banco Popular has been accounted for as disclosed in Notes 1.h and 2 of the interim condensed consolidated financial statements.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters.

With the information available to it, the Group considers that, at September 30, 2017, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.   Equity

In the nine-month periods ended September 30, 2017 and 2016 there were no quantitative or qualitative changes in the Group’s equity other than those indicated in the condensed consolidated statements of changes in total equity.

a)    Capital

On December 31, 2016, the Bank’s capital was represented by 14,582,340,701 shares, with a nominal value of 7,291 million euros (18,277 million reais), on both dates.

As a result of the acquisition of Banco Popular Español, S.A. described in Note 2, and in order to strengthen and optimize the Bank’s equity structure to provide adequate coverage of the acquisition, the Group, on July 3, 2017, reported on the agreement of the executive committee of Banco Santander, S.A. to increase the capital of the Bank by EUR 729 million (2,734 millions of reais) by issuing and putting into circulation 1,458,232,745 new ordinary shares of the same class and series as the shares currently in circulation and with preferential subscription rights for the shareholders.

The issue of new shares was carried out at a nominal value of fifty euro cents (EUR 0.50) plus a premium of EUR 4.35 per share, so the total issue rate of the new shares shares was EUR 4.85 per share and the total effective amount of the capital increase (including nominal and premium) of 7,072 million euros (26,524 reais millions of reais).

Each outstanding share has been granted a preferential subscription right during the preferential subscription period that took place from July 6 to 20, 2017, 10 preferential subscription rights were required to subscribe 1 new share.

Therefore, the Bank’s new capital consists of EUR 8,020 million (21,011 millions of reais), represented by 16,040,573,446 shares of EUR 0.50 of nominal value each one and all of them from an unique class and series.

b)    Other comprehensive income - Items not reclassified to profit or loss- Actuarial gains and losses on defined benefit pension plans

The changes in the balance of Other comprehensive income - Items that may be not reclassified to profit or loss - Actuarial gains and losses on defined benefit pension plans are shown in the condensed consolidated statement of recognized income and expense and include the actuarial gains and losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling. Its variation is shown in the Statement of recognized income and expense.

During the first nine months of 2017 actuarial gains or losses on defined benefit pension plans amounts to EUR 68 million (240 millions of reais), which main impacts are:

-      Accumulated actuarial losses decrease of EUR 92 million (324 millions of reais) corresponding to the Group’s businesses in the United Kingdom, fundamentally due to gains for the variations of the demographic hypothesis, offset by the fluctuation of the inflation from 3.12% to 3.17%.

-      Accumulated actuarial losses increase of EUR 198 million (698 millions of reais) corresponding to the Group’s businesses in the Brazil, mainly due to the differences in the inflation rates of the liabilities and financial assets (IPCA vs IGPM).

-      Decrease EUR 141 million (497 millions of reais) as a result of the evolution of the exchange rates, mainly in Brazil and United Kingdom.

c)    Other comprehensive income - Items that may not be reclassified to profit or loss - Hedges of net investments in foreign operations and exchange differences

Other comprehensive income - Items that may not be reclassified to profit or loss - Hedges of net investments in foreign operations includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.

Other comprehensive income - Items that may not be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net changes in both items in the first nine-month period ended on September 30, 2017 recognized in the statement of recognized income and expense reflect the effect arising from the depreciation of the pound sterling, and the Brazilian real, Of the change in the balance in the first nine months of 2017, a loss of approximately EUR 1,336 million related to the measurement of goodwill using the period-end exchange rate (See note 8).

d)    Other comprehensive income – Items that may be reclassified to profit or loss - Financial assets available-for-sale

Valuation adjustments - Items that may be reclassified to profit or loss - Financial assets available-for-sale includes the net amount of unrealized changes in the fair value of assets classified as Financial assets available-for-sale (see Note 5.b).

The breakdown, by type of instrument and geographical origin of the issuer, of Oher comprehensive income - Financial assets available-for-sale at September 30, 2017 and December 31, 2016 is as follows:

	Millions of euros
	09/30/17				12/31/16
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	586	(14)	572	47,608	610	(26)	584	32,729
Rest of Europe	243	(30)	213	19,616	50	(170)	(120)	16,879
Latin America and rest of the world	552	(87)	465	42,989	167	(163)	4	35,996
Private-sector debt securities	108	(101)	7	24,355	117	(162)	(45)	25,683
	1,489	(232)	1,257	134,568	944	(521)	423	111,287

Equity instruments
Domestic
Spain	18	(2)	16	1,267	48	(5)	43	1,309
International
Rest of Europe	164	(2)	162	941	284	(4)	280	1,016
United States	9	(6)	3	642	21	-	21	772
Latin America and rest of the world	808	(3)	805	2,043	811	(7)	804	2,390
	999	(13)	986	4,893	1,164	(16)	1,148	5,487
Of which:
Listed	874	(4)	870	2,833	999	(11)	988	3,200
Unlisted	125	(9)	116	2,060	165	(5)	160	2,287
	2,488	(245)	2,243	139,461	2,108	(537)	1,571	116,774

	Millions of reais
	09/30/17				12/31/16
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	2,205	(53)	2,152	179,173	2,093	(89)	2,004	112,277
Rest of Europe	916	(115)	801	73,826	172	(583)	(411)	57,903
Latin America and rest of the world	2,077	(328)	1,749	161,791	573	(559)	14	123,484
Private-sector debt securities	407	(378)	29	91,656	401	(559)	(158)	88,106
	5,605	(874)	4,731	506,446	3,239	(1,790)	1,449	381,770

Equity instruments
Domestic
Spain	68	(6)	62	4,767	165	(17)	148	4,491
International
Rest of Europe	616	(8)	608	3,542	974	(14)	960	3,485
United States	33	(23)	10	2,415	72	-	72	2,648
Latin America and rest of the world	3,041	(11)	3,030	7,692	2,782	(24)	2,758	8,199
	3,758	(48)	3,710	18,416	3,993	(55)	3,938	18,823
Of which:
Listed	3,289	(14)	3,275	10,660	3,427	(38)	3,389	10,977
Unlisted	469	(34)	435	7,756	566	(17)	549	7,846
	9,363	(922)	8,441	524,862	7,232	(1,845)	5,387	400,593

12.  Segment information

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Activities. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest income, Income, Dividend income, Commission income, Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net; Gain or losses on financial assets and liabilities held for trading, net; Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net; Gain or losses from hedge accounting, net; and Other operating income in the accompanying consolidated income statements for the nine-month periods ended September 30, 2017 and 2016.

	Revenue (Millions of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
Segment	09/30/17	09/30/16	09/30/17	09/30/16	09/30/17	09/30/16

Continental Europe	13,529	12,717	869	206	14,398	12,923
United Kingdom	6,759	7,242	(131)	474	6,628	7,716
Latin America	29,371	27,030	(284)	(83)	29,087	26,947
United States	6,737	7,054	101	137	6,838	7,191
Corporate Activities	(267)	1,324	2,601	3,645	2,334	4,969
Inter-segment revenue adjustments and eliminations	-	-	(3,156)	(4,379)	(3,156)	(4,379)
Total	56,129	55,367	-	-	56,129	55,367

	Revenue (Millions of reais)
	Revenue from external customers		Inter-segment revenue		Total revenue
Segment	09/30/17	09/30/16	09/30/17	09/30/16	09/30/17	09/30/16

Continental Europe	47,691	50,039	3,063	811	50,754	50,850
United Kingdom	23,825	28,496	(462)	1,865	23,363	30,361
Latin America	103,534	106,355	(1,000)	(327)	102,534	106,028
United States	23,749	27,756	357	539	24,106	28,295
Corporate Activities	(941)	5,210	9,169	14,342	8,228	19,552
Inter-segment revenue adjustments and eliminations	—	—	(11,127)	(17,230)	(11,127)	(17,230)
Total	197,858	217,856	—	—	197,858	217,856

Also, following is the reconciliation of the Group’s consolidated profit after tax for the nine-month periods ended September 30, 2017 and 2016, broken down by business segment, to the profit before tax per the condensed consolidated income statements for these periods:

	Consolidated profit (Millions of euros)
Segment	09/30/17	09/30/16

Continental Europe	2,292	2,231
United Kingdom	1,219	1,233
Latin America	3,767	2,879
United States	527	627
Corporate Activities	(1,641)	(1,364)
Total profit of the segments reported	6,164	5,606
(+/-) Unallocated profit/loss	—	—
(+/-) Elimination of inter-segment profit/loss	—	—
(+/-) Other profit/loss	—	—
(+/-) Income tax and/or profit from discontinued operations	3,332	2,547
Profit before tax	9,496	8,153

	Consolidated profit (Millions of reais)
Segment	09/30/17	09/30/16

Continental Europe	8,081	8,779
United Kingdom	4,298	4,852
Latin America	13,279	11,328
United States	1,857	2,467
Corporate Activities	(5,792)	(5,368)
Total profit of the segments reported	21,723	22,058
(+/-) Unallocated profit/loss	—	—
(+/-) Elimination of inter-segment profit/loss	—	—
(+/-) Other profit/loss	—	—
(+/-) Income tax and/or profit from discontinued operations	11,746	10,021
Profit before tax	33,469	32,079

13.  Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first nine months of 2017 and 2016, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized:

Millions of euros
09/30/17
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses
Finance costs	—	—	4	—	4
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	14	—	14
	—	—	18	—	18
Income
Finance income	—	—	39	6	45
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	480	5	485
	—	—	519	11	530

Millions of reais
09/30/17
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses
Finance costs	—	—	14	—	14
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	49	—	49
	—	—	63	—	63
Income
Finance income	—	—	137	21	158
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	1,692	18	1,710
	—	—	1,829	39	1,868

	Millions of euros
	09/30/17
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	—	724	86	810
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	2	212	36	250
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	6	327	34	367
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	2	454	54	510
Guarantees provided	—	—	—	169	169
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	14	19	33
Commitments/guarantees cancelled	—	1	15	8	24
Dividends and other distributed profit	—	6	—	25	31
Other transactions	—	—	58	5	63

	Millions of reais
	09/30/17
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	—	2,622	311	2,933
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	7	768	130	905
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	22	1,184	123	1,329
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	7	1,644	196	1,847
Guarantees provided	—	—	—	612	612
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	51	69	120
Commitments/guarantees cancelled	—	4	54	29	87
Dividends and other distributed profit	—	22	—	91	113
Other transactions	—	—	210	18	228

Millions of euros
09/30/16
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses
Finance costs	—	—	12	1	13
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	13	—	13
	—	—	25	1	26
Income
Finance income	—	—	57	12	69
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	441	3	444
	—	—	498	15	513

Millions of reais
09/30/16
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses
Finance costs	—	—	47	4	51
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	51	—	51
	—	—	98	4	102
Income
Finance income	—	—	224	47	271
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	1,735	12	1,747
	—	—	1,959	59	2,018

	Millions of euros
	09/30/16
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	—	2	—	—	2
Financing agreements: loans and capital contributions (lender)	—	23	6,342	441	6,806
Finance leases (lessor)	—	—		—	—
Repayment or termination of loans and leases (lessor)	—	—		—	—
Sales of tangible, intangible or other assets	—	—		—	—
Financing agreements: loans and capital contributions (borrower)	—	37	789	229	1,055
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—
Guarantees provided	—	—	21	176	197
Guarantees received	—	—	—	—	—
Commitments acquired	—	3	204	273	480
Commitments/guarantees cancelled	—	—	—	—	—
Dividends and other distributed profit	—	2	—	8	10
Other transactions	—	—	4,137	1,846	5,983

	Millions of reais
	09/30/16
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	—	7	—	—	7
Financing agreements: loans and capital contributions (lender)	—	83	22,964	1,597	24,644
Finance leases (lessor)	—	—
Repayment or termination of loans and leases (lessor)	—	—
Sales of tangible, intangible or other assets	—	—
Financing agreements: loans and capital contributions (borrower)	—	134	2,857	829	3,820
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—
Guarantees provided	—	—	76	637	713
Guarantees received	—	—	—	—	—
Commitments acquired	—	11	739	989	1,739
Commitments/guarantees cancelled	—	—	—	—	—
Dividends and other distributed profit	—	7	—	29	36
Other transactions	—	—	14,980	6,684	21,664

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 417 million (1,568 millions of reais) at September 30, 2017 (September 30, 2016: EUR 269 million (975 millions of reais)).

14.  Off-balance-sheet exposures

Granted guarantees includes financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non financial guarantees include other guarantees and irrevocable documentary credits.

Contingent commitments provided includes all off-balance-sheet exposures, which are not classified as guarantees provided, including drawable by third parties.

	Millions of euros
	09‑30‑17	12‑31‑16

Granted guarantees	49,143	44,434
Financial guarantees	15,373	17,244
Non financial guarantees	30,888	24,477
Irrevocable documentary credits	2,882	2,713
Contingent commitment granted	244,019	231,962
Loans commitments	208,153	202,097
Other commitments	35,866	29,865
	293,162	276,396

	Millions of reais
	09‑30‑17	12‑31‑16

Granted guarantees	184,951	152,432
Financial guarantees	57,856	59,153
Non financial guarantees	116,249	83,969
Irrevocable documentary credits	10,846	9,310
Contingent commitment granted	918,364	795,746
Loans commitments	783,381	693,292
Other commitments	134,983	102,454
	1,103,315	948,178

At September 30, of 2017 and December 31, 2016 the Group have non-performing guarantees and commitments classified as doubtful amounting EUR 1,510 million and EUR 1,078 million (5,685 and 3,697 millions of reais) with a provision of EUR 583 and 459 million (2,195 and 1,579 millions of reais), respectively.

15.   Average headcount and number of offices

The average number of employees at and at the Bank and the Group, by gender, in the nine-month periods ended September 30, 2017 and 2016 is as follows:

	Bank		Group
Average headcount	09/30/17	09/30/16	09/30/17	09/30/16

Men	11,639	12,444	86,533	86,243
Women	9,779	10,038	107,363	106,264
	21,418	22,482	193,896	192,507

The number of offices at September 30, 2017 and December 31, 2016 is as follow:

	Group
Number of offices	09/30/17	12/31/16

Spain	4,697	2,911
Group	9,007	9,324
	13,704	12,235

16.   Other disclosures

a)    Valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at September 30, 2017 and December 31, 2016, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	09/30/17			12/31/16
	Published			Published
	price			price
	quotations	Internal		quotations	Internal
	in active	models		in active	models
	markets	(Level 2		markets	(Level 2
	(Level 1)	and 3)	Total	(Level 1)	and 3)	Total

Financial assets held for trading	56,585	70,064	126,649	64,259	83,928	148,187
Financial assets designated at fair value through profit or loss	3,537	34,622	38,159	3,220	28,389	31,609
Financial assets available—for—sale (1)	114,989	23,171	138,160	89,563	25,862	115,425
Hedging derivatives (assets)	—	8,487	8,487	216	10,161	10,377
Financial liabilities held for trading	24,327	85,696	110,023	20,906	87,859	108,765
Financial liabilities designated at fair value through profit or loss	—	55,049	55,049	—	40,263	40,263
Hedging derivatives (liabilities)	10	7,585	7,595	9	8,147	8,156
Liabilities under insurance contracts	—	1,673	1,673	—	652	652

	Millions of reais
	09/30/17			12/31/16
	Published			Published
	price			price
	quotations	Internal		quotations	Internal
	in active	models		in active	models
	markets	(Level 2		markets	(Level 2
	(Level 1)	and 3)	Total	(Level 1)	and 3)	Total

Financial assets held for trading	212,964	263,686	476,650	220,440	287,915	508,355
Financial assets designated at fair value through profit or loss	13,315	130,300	143,615	11,046	97,388	108,434
Financial assets available—for—sale (1)	432,762	87,204	519,966	307,245	88,720	395,965
Hedging derivatives (assets)	—	31,942	31,942	742	34,857	35,599
Financial liabilities held for trading	91,560	322,517	414,077	71,718	301,399	373,117
Financial liabilities designated at fair value through profit or loss	—	207,175	207,175	—	138,124	138,124
Hedging derivatives (liabilities)	37	28,546	28,583	31	27,948	27,979
Liabilities under insurance contracts	—	6,298	6,298	—	2,237	2,237

(1)

In addition to the financial instruments measured at fair value shown in the foregoing table, at September 30, 2017, the Bank held equity instruments classified as Financial assets available-for-sale and carried at cost amounting to EUR 1,301 million (4,896 millions of reais) (December 31, 2016: 1,349 million (4,628 millions of reais)).

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organized markets, securitized assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models, In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3).

In order to make these estimates, various techniques are employed, including the extrapolation of observable market data, The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group did not make any material transfers of financial instruments between measurement level 3 and another for the nine-month periods ended on the September 30, 2017.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units, The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated financial statements as at December 31, 2016.

As of September 30, 2017, the booked CVA (Credit Valuation Adjustment) was EUR 367 million (1,383 millions of reais) (‑42.9% from December 31, 2016) and the DVA (Debt Valuation Adjustment) was EUR 219 million (826 millions of reais) (‑43.8% compared to December 31, 2016). These decrease is mainly due to a decrease in exposure and a generalized improvement in credit spreads, CVA and DVA had been included as an input in the financial assets and liabilities disclosed in the following table.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at September 30, 2017 and December 31, 2016.

\
	Millions of euros
	Fair values calculated using internal models at 09/30/17		Fair values calculated using internal models at 12/31/16
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	135,057	1,287	146,991	1,349
Financial assets held for trading	69,732	332	83,587	341
Credit institutions	1,192	—	3,220	—	Present Value Method	Yield curves, FX market prices
Customers (a)	12,148	—	9,504	—	Present Value Method	Yield curves, FX market prices
Debt securities and equity instruments	881	40	798	40	Present Value Method	Yield curves, HPI, FX market prices
Derivatives	55,511	292	70,065	301
Swaps	43,619	40	53,499	55	Present Value Method, Gaussian Copula (b)	Yield curves, FX market prices, Basis, Liquidity, Credit
Exchange rate options	389	7	524	2	Black—Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity, Credit
Interest rate options	4,579	148	5,349	173	Black model, advanced multi factor interest rates models	Yield curves, Volatility surfaces, FX market prices, Liquidity, Correlation, Credit
Interest rate futures	3	—	1,447	—	Present Value Method	Yield curves, FX market prices
Index and securities options	1,552	18	1,725	26	Black—Scholes Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI, Credit
Other	5,369	79	7,521	45	Present value method, advanced local and stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Other, Credit
Hedging derivatives	8,471	16	10,134	27
Swaps	7,850	16	9,737	27	Present Value Method	FX market prices, Yield curves, Basis, Credit
Exchange rate options	—	—	—	—	Black—Scholes Model	FX market prices, Yield curves, Volatility surfaces, Credit
Interest rate options	10	—	13	—	Black’s Model	FX market prices, Yield curves, Volatility surfaces, Credit
Other	611	—	384	—	N/A	N/A
Financial assets designated at fair value through profit or loss
	34,334	288	28,064	325
Credit institutions	13,142	—	10,069	—	Present Value Method	FX market prices, Yield curves
Customers (c)	20,529	66	17,521	74	Present Value Method	FX market prices, Yield curves, HPI
Debt instruments and equity instruments	663	222	474	251	Present Value Method	FX market prices, Yield curves
Financial assets available-for-sale	22,520	651	25,206	656	Present Value Method	FX market prices, Yield curves

LIABILITIES:	149,907	96	136,835	86
Financial liabilities held for trading	85,614	82	87,790	69
Central banks	—	—	1,351	—	Present Value Method	FX market prices, Yield curves
Credit institutions	1,630	—	44	—	Present Value Method	FX market prices, Yield curves
Customers	27,218	—	9,996	—	Present Value Method	FX market prices, Yield curves
Debt securities issues	—	—	—	—	Present Value Method
Derivatives	56,764	82	73,481	69
Swaps	45,191	—	57,103	1	Present Value Method, Gaussian Copula (b)	FX market prices, Yield curves, Basis, Liquidity, HPI, Credit
Exchange rate options	378	18	413	—	Black—Scholes Model	FX market prices, Yield curves, Volatility surfaces, Liquidity, Credit
Interest rate options	5,102	18	6,485	21	Black model, advanced multi factor interest rates models	FX market prices, Yield curves, Volatility surfaces, Liquidity, Correlation, Credit
Index and securities options	1,631	46	1,672	46	Black—Scholes Model	FX & EQ market prices, Yield curves, Volatility surfaces, Dividends, Correlation, Liquidity, HPI, Credit
Interest rate and equity futures	2	—	1,443	—	Present Value Method	FX & EQ market prices, Yield curves, Credit
Other	4,460	—	6,365	1	Present value method, advanced local and stochastic volatility models and other	FX market prices, Yield curves, Volatility surfaces, Other, Credit
Short positions	2	—	2,918	—	Present Value Method	FX & EQ market prices, Yield curves, Credit
Hedging derivatives	7,578	7	8,138	9
Swaps	7,122	7	6,676	9	Present Value Method	FX market prices, Yield curves, Basis, Credit
Exchange rate options	—	—	—	—	Black—Scholes Model	FX market prices, Yield curves, Credit
Interest rate options	242	—	10	—	Black’s Model	FX market prices, Yield curves, Credit
Other	214	—	1,452	—	N/A	N/A
Financial liabilities designated at fair value through profit or loss	55,042	7	40,255	8	Present Value Method	FX market prices, Yield curves
Liabilities under insurance contracts	1,673	—	652	—

	Millions of reais
	Fair values calculated using internal models at 09/30/17		Fair values calculated using internal models at 12/31/16
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	508,289	4,843	504,253	4,627
Financial assets held for trading	262,436	1,250	286,746	1,169
Credit institutions	4,487	—	11,046	—	Present Value Method	Yield curves, FX market prices
Customers (a)	45,719	—	32,603	—	Present Value Method	Yield curves, FX market prices
Debt securities and equity instruments	3,315	151	2,738	137	Present Value Method	Yield curves, HPI, FX market prices
Derivatives	208,915	1,099	240,359	1,032
Swaps	164,160	151	183,528	189	Present Value Method, Gaussian Copula (b)	Yield curves, FX market prices, Basis, Liquidity, Credit
Exchange rate options	1,464	26	1,798	7	Black—Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity, Credit
Interest rate options	17,233	557	18,350	593	Black model, advanced multi factor interest rates models	Yield curves, Volatility surfaces, FX market prices, Liquidity, Correlation, Credit
Interest rate futures	11	—	4,964	—	Present Value Method	Yield curves, FX market prices
Index and securities options	5,841	68	5,918	89	Black—Scholes Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI, Credit
Other	20,206	297	25,801	154	Present value method, advanced local and stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Other, Credit
Hedging derivatives	31,882	60	34,764	93
Swaps	29,545	60	33,403	93	Present Value Method	FX market prices, Yield curves, Basis, Credit
Exchange rate options	—	—	—	—	Black—Scholes Model	FX market prices, Yield curves, Volatility surfaces, Credit
Interest rate options	38	—	45	—	Black’s Model	FX market prices, Yield curves, Volatility surfaces, Credit
Other	2,299	—	1,316	—	N/A	N/A
Financial assets designated at fair value through profit or loss
	129,217	1,083	96,273	1,115
Credit institutions	49,461	—	34,541	—	Present Value Method	FX market prices, Yield curves
Customers (c)	77,261	248	60,106	254	Present Value Method	FX market prices, Yield curves, HPI
Debt instruments and equity instruments	2,495	835	1,626	861	Present Value Method	FX market prices, Yield curves
Financial assets available—for—sale	84,754	2,450	86,470	2,250	Present Value Method	FX market prices, Yield curves

LIABILITIES:	564,175	361	469,414	294
Financial liabilities held for trading	322,208	309	301,163	236
Central banks	—	—	4,635	—	Present Value Method	FX market prices, Yield curves
Credit institutions	6,134	—	151	—	Present Value Method	FX market prices, Yield curves
Customers	102,435	—	34,291	—	Present Value Method	FX market prices, Yield curves
Debt securities issues	—	—	—	—	Present Value Method
Derivatives	213,631	309	252,076	236
Swaps	170,076	—	195,892	3	Present Value Method, Gaussian Copula (b)	FX market prices, Yield curves, Basis, Liquidity, HPI, Credit
Exchange rate options	1,423	68	1,417	—	Black—Scholes Model	FX market prices, Yield curves, Volatility surfaces, Liquidity, Credit
Interest rate options	19,201	68	22,247	72	Black model, advanced multi factor interest rates models	FX market prices, Yield curves, Volatility surfaces, Liquidity, Correlation, Credit
Index and securities options	6,138	173	5,736	158	Black—Scholes Model	FX & EQ market prices, Yield curves, Volatility surfaces, Dividends, Correlation, Liquidity, HPI, Credit
Interest rate and equity futures	8	—	4,950	—	Present Value Method	FX & EQ market prices, Yield curves, Credit
Other	16,785	—	21,834	3	Present value method, advanced local and stochastic volatility models and other	FX market prices, Yield curves, Volatility surfaces, Other, Credit
Short positions	8	—	10,010	—	Present Value Method	FX & EQ market prices, Yield curves, Credit
Hedging derivatives	28,520	26	27,917	31
Swaps	26,804	26	22,902	31	Present Value Method	FX market prices, Yield curves, Basis, Credit
Exchange rate options	—	—	—	—	Black—Scholes Model	FX market prices, Yield curves, Credit
Interest rate options	911	—	34	—	Black’s Model	FX market prices, Yield curves, Credit
Other	805	—	4,981	—	N/A	N/A
Financial liabilities designated at fair value through profit or loss	207,149	26	138,097	27	Present Value Method	FX market prices, Yield curves
Liabilities under insurance contracts	6,298	—	2,237	—

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(b)

Includes credit risk derivatives with a net fair value of EUR 0 million (0 millions of reais) recognized in the consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.

(c)

Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

-      Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•

The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•

HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•

HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

-      Callable interest rate trading derivatives (Bermudan style options) where the main unobservable input is mean reversion of interest rates.

The net amount recorded in the results of the first nine months of 2017 resulting from the aforementioned valuation models which main inputs are unobservable market data (Level 3) amounted to EUR 63 million (222 millions of reais) of losses approximately.

The table below shows the effect, at September 30, 2017, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio/Instrument				Weighted	Impacts (in millions of euros)
(Level 3)	Valuation technique	Main unobservable inputs	Range	average	Unfavorable scenario	Favorable scenario
Financial assets held for trading
Debt instruments and equity instruments	Partial differential equations	Long—term volatility	27% - 41%	34.34%	—	—
Derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a)	(1.7)	1.7
	Present Value Method, Modified Black—Scholes Model	Prepaid Curves	0%-5%	2.95%	(32.5)	22.6
		HPI spot rate	n/a	773.9 (**)	(9.5)	9.5
		Volatility long term FX	13%-21%	13.6%	(5.1)	0.9
	Standard Gaussian Copula Model	Probability of default	0%-5%	2.98%	(1.8)	2.7
	Advanced local and stochastic volatility models	Reversion to the average interest rate	(2%)-2%	0.0%	(1.1)	1.1

Financial assets designated at fair value through profit or loss
Customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black—Scholes model	HPI forward growth rate	0%-5%	2.93%	(7.0)	4.9
Debt securities and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.95%	(35.5)	24.6
		HPI spot rate	n/a	773.9 (**)	(18.6)	18.6
Financial assets available—for—sale
Debt securities and equity instruments	Present Value Method, others	Non—performing loans and prepayment ratios, cost of capital, long—term earnings growth rate	(a)	(a)	(3.5)	3.5
		Contingencies for litigation	0%-100%	38%	(20.4)	12.5
Financial liabilities held for trading
Derivatives	Present Value Method, Modified Black—Scholes Model	HPI forward growth rate	0%-5%	2.98%	(25.0)	36.8
		HPI spot rate	n/a	727.94 (**)	(14.6)	15.4
		Curves on TAB indices (*)	(a)	(a)	—	—
	Advanced local and stochastic volatility models	Correlation between share prices	(2%)-2%	0.00	(b)	(b)

Hedging Derivatives (Liabilities)
Hedging derivatives	Advanced multi—factor interest rate models	Mean reversion of interest rates	0.0001-0.03	1%	—	0.0
Financial liabilities designated at fair value through profit or loss	—	—	—	—	(b)	(b)

Portfolio/Instrument				Weighted	Impacts (in millions of reais)
(Level 3)	Valuation technique	Main unobservable inputs	Range	average	Unfavorable scenario	Favorable scenario
Financial assets held for trading
Debt instruments and equity instruments	Partial differential equations	Long—term volatility	27% - 41%	34.34%	—	—
Derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a)	(6.4)	6.4
	Present Value Method, Modified Black—Scholes Model	Prepaid Curves	0%-5%	2.95%	(122.3)	85.1
		HPI spot rate	n/a	773.9 (**)	(35.8)	35.8
		Volatility long term FX	13%-21%	13.6%	(19.2)	3.4
	Standard Gaussian Copula Model	Probability of default	0%-5%	2.98%	(6.8)	10.2
	Advanced local and stochastic volatility models	Reversion to the average interest rate	(2%)-2%	0.0%	(4.1)	4.1

Financial assets designated at fair value through profit or loss
Customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black—Scholes model	HPI forward growth rate	0%-5%	2.93%	(26.3)	18.4
Debt securities and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.95%	(133.6)	92.6
		HPI spot rate	n/a	773.9 (**)	(70.0)	70.0
Financial assets available—for—sale
Debt securities and equity instruments	Present Value Method, others	Non—performing loans and prepayment ratios, cost of capital, long—term earnings growth rate	(a)	(a)	(13.2)	13.2
		Contingencies for litigation	0%-100%	38%	(76.8)	47.0
Financial liabilities held for trading
Derivatives	Present Value Method, Modified Black—Scholes Model	HPI forward growth rate	0%-5%	2.98%	(94.1)	138.5
		HPI spot rate	n/a	727.94 (**)	(54.9)	58.0
		Curves on TAB indices (*)	(a)	(a)	—	—
	Advanced local and stochastic volatility models	Correlation between share prices	(2%)-2%	0.00	(b)	(b)

Hedging Derivatives (Liabilities)
Hedging derivatives	Advanced multi—factor interest rate models	Mean reversion of interest rates	0.0001-0.03	1.0%	—	—
Financial liabilities designated at fair value through profit or loss	—	—	—	—	(b)	(b)

(*)  TAB: “Tasa Activa Bancaria”  (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).

(**) There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.

(***) Theoretical average value of the parameter. The change arising on a favorable scenario is from 0.0001 to 0.03. An unfavorable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level. The Group is also exposed, to a lesser extent, to this type of derivative in currencies other than the euro and, therefore, both the average and the range of the unobservable inputs are different. The impact in an unfavorable scenario would be losses of EUR -2.3 million (‑8.6 million of reais).

(a)

The exercise was conducted for the unobservable inputs described in the main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/‑100 b.p. for the total sensitivity to this index in Chilean pesos and UFs.

(b)

The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in the first nine months of 2017 were as follows:

	12/31/16	Changes								09/30/2017
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	341	45	(12)	—	—	(42)	—	—	—	332
Debt securities and equity instruments	40	—	—	—	—	—	—	—	—	40
Trading derivatives	301	45	(12)	—	—	(42)	—	—	—	292
Swaps	55	—	(6)	—	—	(6)	—	—	(3)	40
Exchange rate options	2	5	—	—	—	—	—	—	—	7
Interest rate options	173	—	—	—	—	(25)	—	—	—	148
Index and securities options	26	—	(1)	—	—	(5)	—	—	(2)	18
Other	45	40	(5)	—	—	(6)	—	—	5	79
Hedging derivatives	27	—	(2)	—	—	(9)	—	—	—	16
Swaps	27	—	(2)	—	—	(9)	—	—	—	16
Financial assets designated at fair value through profit or loss	325	—	(5)	—	—	(19)	—	—	(13)	288
Loans and advances to customers	74	—	—	—	—	(5)	—	—	(3)	66
Debt instruments	237	—	(5)	—	—	(14)	—	—	(8)	210
Equity instruments	14	—	—	—	—	—	—	—	(2)	12
Financial assets available-for-sale	656	1	(119)	—	(4)	—	51	(3)	69	651
TOTAL ASSETS	1,349	46	(138)	—	(4)	(70)	51	(3)	56	1,287

Financial liabilities held for trading	69	21	(1)	—	—	(5)	—	—	(2)	82
Trading derivatives	69	21	(1)	—	—	(5)	—	—	(2)	82
Swaps	1	—	—	—	—	—	—	—	(1)	—
Interest rate of currency exchange	—	21	—	—	—	(4)	—	—	1	18
Interest rate of interest rate	21	—	—	—	—	(3)	—	—	—	18
Index and securities options	46	—	(1)	—	—	2	—	—	(1)	46
Others	1	—	—	—	—	—	—	—	(1)	—
Hedging derivatives	9	—	—	—	—	(2)	—	—	—	7
Swaps	9	—	—	—	—	(2)	—	—	—	7
Financial liabilities designated at fair value through profit or loss	8	—	—	—	—	—	—	—	(1)	7
TOTAL LIABILITIES	86	21	(1)	—	—	(7)	—	—	(3)	96

	12/31/16	Changes								09/30/2017
Millions of reais	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	1,169	159	(43)	—	—	(148)	—	—	113	1,250
Debt securities and equity instruments	137	—	—	—	—	—	—	—	14	151
Trading derivatives	1,032	159	(43)	—	—	(148)	—	—	99	1,099
Swaps	189	—	(21)	—	—	(21)	—	—	4	151
Exchange rate options	7	18	—	—	—	—	—	—	1	26
Interest rate options	593	—	—	—	—	(88)	—	—	52	557
Index and securities options	89	—	(4)	—	—	(18)	—	—	1	68
Other	154	141	(18)	—	—	(21)	—	—	41	297
Hedging derivatives	93	—	(7)	—	—	(32)	—	—	6	60
Swaps	93	—	(7)	—	—	(32)	—	—	6	60
Financial assets designated at fair value through profit or loss	1,115	—	(18)	—	—	(67)	—	—	53	1,083
Loans and advances to customers	254	—	—	—	—	(18)	—	—	12	248
Debt instruments	813	—	(18)	—	—	(49)	—	—	48	794
Equity instruments	48	—	—	—	—	—	—	—	(7)	41
Financial assets available-for-sale	2,250	4	(419)	—	(14)	—	180	(11)	460	2,450
TOTAL ASSETS	4,627	163	(487)	—	(14)	(247)	180	(11)	632	4,843

Financial liabilities held for trading	236	74	(4)	—	—	(18)	—	—	21	309
Trading derivatives	236	74	(4)	—	—	(18)	—	—	21	309
Swaps	3	—	—	—	—	—	—	—	(3)	—
Interest rate of currency exchange	—	74	—	—	—	(14)	—	—	8	68
Interest rate of interest rate	72	—	—	—	—	(11)	—	—	7	68
Index and securities options	158	—	(4)	—	—	7	—	—	12	173
Others	3	—	—	—	—	—	—	—	(3)	—
Hedging derivatives	31	—	—	—	—	(7)	—	—	2	26
Swaps	31	—	—	—	—	(7)	—	—	2	26
Financial liabilities designated at fair value through profit or loss	27	—	—	—	—	—	—	—	(1)	26
TOTAL LIABILITIES	294	74	(4)	—	—	(25)	—	—	22	361

b)    Sovereign risk with peripheral European countries

At September 30, 2017 and December 31, 2016, by type of financial instrument, of the Group credit institutions’  sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (see Note 54 to the consolidated financial statements for 2016), is as follows:

Sovereign risk by country of issuer/borrower at September 30, 2017 (*)
	Millions of euros
	Debt instruments							Derivatives (***)
	Financial assets
	held for trading
	and Financial
	assets
	designated at		Financial			Loans and
	fair value		assets		Held-to	advances to	Total net direct
	through profit	Short	available-	Loans and	maturity	customers	exposure	Other than
	or loss	positions	for-sale	receivables	investments	(**)	(****)	CDSs	CDSs
Spain	6,186	(3,938)	37,798	1,757	1,959	17,102	60,864	(36)	—
Portugal	320	(371)	5,238	273	3	3,250	8,713	—	1
Italy	2,744	(734)	4,675	3	—	18	6,706	(3)	5
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	2	—	—	—	2	—	—

Sovereign risk by country of issuer/borrower at September 30, 2017 (*)
	Millions of reais
	Debt instruments							Derivatives (***)
	Financial assets
	held for trading
	and Financial
	assets
	designated at		Financial			Loans and
	fair value		assets		Held-to	advances to	Total net direct
	through profit	Short	available-	Loans and	maturity	customers	exposure	Other than
	or loss	positions	for-sale	receivables	investments	(**)	(****)	CDSs	CDSs
Spain	23,281	(14,821)	142,253	6,612	7,373	64,363	229,061	(135)	—
Portugal	1,204	(1,396)	19,713	1,027	11	12,231	32,790	—	4
Italy	10,327	(2,762)	17,594	11	—	68	25,238	(11)	19
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	8	—	—	—	8	—	—

(*)  Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 11,187 million (42,102 millions of reais) (of which EUR 9,838 million, EUR 990 million and EUR 359 million (37,025 millions of reais, 3,726 millions of reais, 1,351 million de reais) relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments–  amounting to EUR 4,396 million (16,544 millions of reais) (of which EUR 3,828 million, EUR 60 million and EUR 508 million (14,407 millions of reais, 226 millions of reais and 1,912 millions of reais) to Spain, Portugal and Italy, respectively).

(**) Presented without taking into account the valuation adjustments recognized (EUR 18 million) (68 millions of reais).

(***) "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying.  “CDSs”  refers to the exposure to CDSs based on the location of the underlying.

(****) Included in the balance sheet, direct exposures are EUR 20,563 million (77,389 millions of reais) includes the Banco Popular mainly concentrated in credit to customers.

Sovereign risk by country of issuer/borrower at December 31, 2016 (*)
Millions of euros
	Debt instruments							Derivatives (***)
Financial assets
held for trading
and Financial
assets
	designated at		Financial			Loans and
	fair value		assets		Held-to	advances to
	through profit	Short	available-	Loans and	maturity	customers	Total net direct	Other than
	or loss	positions	for-sale	receivables	investments	(**)	exposure	CDSs	CDSs
Spain	8,943	(4,086)	23,415	1,516	1,978	14,127	45,893	(176)	—
Portugal	154	(212)	5,982	214	4	930	7,072	—	—
Italy	2,211	(758)	492	—	—	7	1,952	(2)	2
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	—	—

Sovereign risk by country of issuer/borrower at December 31, 2016 (*)
Millions of reais
	Debt instruments							Derivatives (***)
Financial assets
held for trading
and Financial
assets
	designated at		Financial			Loans and
	fair value		assets		Held-to	advances to
	through profit	Short	available-	Loans and	maturity	customers	Total net direct	Other than
	or loss	positions	for-sale	receivables	investments	(**)	exposure	CDSs	CDSs
Spain	30,679	(14,019)	80,326	5,201	6,785	48,463	157,435	(604)	—
Portugal	528	(730)	20,522	734	15	3,190	24,259	—	—
Italy	7,585	(2,601)	1,689	—	—	24	6,697	(7)	7
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	—	—

(*)  Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 10,502 million (36,027 millions of reais) (of which EUR 9,456 million, EUR 717 million and EUR 329 million (32,439 millions of reais, 2,460 millions of reais and 1,129 millions of reais) relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments–  amounting to EUR 5,449 million (18,693 millions of reais) (of which EUR 5,349 million EUR 91 million and EUR 9 million (18,350 millions of reais, 312 millions of reais and 31 millions of reais) to Spain and Portugal, respectively).

(**) Presented without taking into account the valuation adjustments recognized (EUR 27 million) (93 millions of reais).

(***) "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying, “CDSs”  refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at September 30, 2017 and December 31, 2016 is as follows:

Exposure to other counterparties by country of issuer/borrower at September 30, 2017 (*)
		Millions of euros
			Debt instruments						Derivatives (***)
			Financial assets
	Balances		held for trading	Financial			Loans and	Total net
	with	Reverse	and Financial	assets		Held to	advances to	direct
	central	repurchase	assets designated	available-	Loans and	maturity	customers	exposure	Other than
	banks	agreements	at FVTPL	for-sale	receivables	investments	(**)	(****)	CDSs	CDSs
Spain	46,119	7,821	694	4,222	894	-	213,012	272,762	3,383	1
Portugal	2,784	19	156	308	3,874	233	34,824	42,198	1,433	—
Italy	3	2,172	449	661	—	—	9,753	13,038	124	5
Greece	—	—	—	—	—	—	58	58	31	—
Ireland	—	—	26	478	64	—	1,199	1,767	85	—

Exposure to other counterparties by country of issuer/borrower at September 30, 2017 (*)
		Millions of reais
			Debt instruments						Derivatives (***)
			Financial assets
	Balances		held for trading	Financial			Loans and	Total net
	with	Reverse	and Financial	assets		Held to	advances to	direct
	central	repurchase	assets designated	available-	Loans and	maturity	customers	exposure	Other than
	banks	agreements	at FVTPL	for-sale	receivables	investments	(**)	(****)	CDSs	CDSs
Spain	173,569	29,434	2,612	15,889	3,365	-	801,671	1,026,540	12,732	4
Portugal	10,478	72	587	1,159	14,580	877	131,060	158,813	5,393	—
Italy	11	8,174	1,690	2,488	—	—	36,705	49,068	467	19
Greece	—	—	—	—	—	—	218	218	117	—
Ireland	—	—	98	1,799	241	—	4,512	6,650	320	—

(*)  Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments - amounting to EUR 81,630 million, EUR 8,206 million, EUR 3,983 million and EUR 202 million and EUR 686 million (307,215 millions of reais, 30,883 millions of reais, 14,990 millions of reais, 760 millions of reais and 2,582 millions of reais), of which EUR 15,180 million (57,130 millions of reais) derive from the exposure to Grupo Banco Popular, to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**) They are presented without taking into account valuation adjustments and impairment losses of EUR 11,384 million (42,844 millions of reais) of which approximately EUR 4,006 million (15,077 millions of reais) derive from exposure to the Grupo Banco Popular.

(***) “Other than CDSs”  refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs”  refers to the exposure to CDSs based on the location of the underlying.

(****) Included in the balance sheet, direct exposures are EUR 86,288 million (324,745 millions of reais) includes the Banco Popular mainly concentrated in credit to customers.

Exposure to other counterparties by country of issuer/borrower at December 31, 2016 (*)
		Millions of euros
			Debt instruments						Derivatives (***)
			Financial assets
	Balances		held for trading	Financial			Loans and
	with	Reverse	and Financial	assets		Held to	advances to	Total net
	central	repurchase	assets designated	available-	Loans and	maturity	customers	direct	Other than
	banks	agreements	at FVTPL	for-sale	receivables	investments	(**)	exposure	CDSs	CDSs
Spain	9,640	8,550	1,223	4,663	711	—	147,246	172,033	2,977	(16)
Portugal	655	—	84	426	3,936	240	28,809	34,150	1,600	—
Italy	26	—	818	732	—	—	6,992	8,568	161	6
Greece	—	—	—	—	—	—	47	47	34	—
Ireland	—	—	45	396	77	—	985	1,503	690	—

Exposure to other counterparties by country of issuer/borrower at December 31, 2016 (*)
		Millions of reais
			Debt instruments						Derivatives (***)
			Financial assets
	Balances		held for trading	Financial			Loans and
	with	Reverse	and Financial	assets		Held to	advances to	Total net
	central	repurchase	assets designated	available-	Loans and	maturity	customers	direct	Other than
	banks	agreements	at FVTPL	for-sale	receivables	investments	(**)	exposure	CDSs	CDSs
Spain	33,070	29,331	4,196	15,996	2,439	—	505,127	590,159	10,213	(55)
Portugal	2,247	—	288	1,461	13,502	823	98,831	117,152	5,489	—
Italy	89	—	2,806	2,511	—	—	23,986	29,392	552	21
Greece	—	—	—	—	—	—	161	161	117	—
Ireland	—	—	154	1,358	264	—	3,379	5,155	2,367	—

(*)  Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 64,522 million, EUR 6,993 million, EUR 3,364 million, EUR 268 million and EUR 369 million (221,343 millions of reais, 23,989 millions of reais, 11,540 millions of reais, 919 millions of reais and 1,266 millions of reais) which Group Banco Popular amount to EUR 45,180 million (57,130 million of reais) to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**) Presented excluding valuation adjustments and impairment losses recognized (EUR 8,692 million) (29,818 millions of reais).

(***) “Other than CDSs”  refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs”  refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at September 30, 2017 and December 31, 2016:

09/30/17
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	499	484	15	(4)	5	1
Portugal	Sovereign	25	138	(113)	—	1	1
	Other	—	10	(10)	—	—	—
Italy	Sovereign	25	450	(425)	—	5	5
	Other	258	233	25	(4)	9	5
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—

\
09/30/17
Millions of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,878	1,822	56	(15)	19	4
Portugal	Sovereign	94	519	(425)	—	4	4
	Other	—	38	(38)	—	—	—
Italy	Sovereign	94	1,693	(1,599)	—	19	19
	Other	971	877	94	(15)	34	19
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—

12/31/16
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	534	751	(217)	(3)	(13)	(16)
Portugal	Sovereign	28	290	(262)	1	(1)	—
	Other	—	6	(6)	—	—	—
Italy	Sovereign	78	503	(425)	—	2	2
	Other	317	362	(45)	(1)	7	6
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—

12/31/16
Millions of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,832	2,576	(744)	(10)	(45)	(55)
Portugal	Sovereign	96	995	(899)	3	(3)	—
	Other	—	21	(21)	—	—	—
Italy	Sovereign	268	1,726	(1,458)	—	7	7
	Other	1,087	1,241	(154)	(3)	24	21
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—

17.   Explanation added for translation to English

These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to the Group in Spain (see note 1.b).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 3, 2017	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer